Form 10KSB, Exhibit 13
period 2003-12-31
NEW CENTURY BANCORP INC
filed 2004-03-30
CIK 1263762

Exhibit 13

NEW CENTURY BANCORP, INC.

2003 Annual Report

New Century Bancorp, Inc.

New Century Bancorp, Inc.

Report of Management

March 18, 2004

To our Shareholders, Customers and Friends:

The year 2003 was an exciting one for New Century Bancorp, and we are pleased to report our results of operation.

New Century Bancorp (the “Company”), the holding company for New Century Bank and New Century Bank of Fayetteville, reported net income for the year ended December 31, 2003 of $906,000 compared to $858,000 for the same period in 2002. We are especially pleased with these results considering that both years included expenses related to expansion into new markets. As of December 31, 2003, the Company had total deposits of $152 million and total loans of $151.9 million, compared to total deposits of $105.5 million and total loans of $100.0 million as of December 31, 2002, increases of 44% and 52%, respectively.

Total assets for the Company as of December 31, 2003 were $191.8 million, compared to $126.4 million at December 31, 2002, an increase of 52%.

Highlights for 2003 include:

•	We took an important step in the history of our organization by gaining shareholder and regulatory approval for the formation of New Century Bancorp, which became the holding company for New Century Bank and New Century Bank of Fayetteville. The holding company gives us greater flexibility in how we conduct business and how we continue to grow our company.

•	Early in 2003, we announced plans to participate in the opening of a new community bank in Fayetteville, NC. After a successful stock offering, New Century Bank opened a new banking office in Fayetteville on June 24, 2003. With shareholder and regulatory approvals in place, this office became New Century Bank of Fayetteville on January 2, 2004. A stellar staff is serving customers there and the future looks bright for their continued success.

•	During the year, we began a relationship with UVEST, a registered broker/dealer, in order to offer investment services. As a full-service, financial services provider, it is important that we offer these products to our customers, working with them to meet their short- and long-term financial goals. Going forward, we will focus even more on this important area of our business which is a good source of noninterest income for the Company.

•	In May, we celebrated our third full year in operation. In recognition of this three-year-milestone, we offered a 3-Month CD yielding 3%. The campaign was a success, bringing in $16.8 million in new deposits, much of which has stayed with our Bank.

New Century Bancorp, Inc.

Report of Management

•	In October, we enacted our second eleven-for-ten stock split in the form of a 10% stock dividend, at the same time we converted our shares from New Century Bank to New Century Bancorp. We were pleased to be able to reward our shareholders in this way, in recognition of their support and belief in us and our ability to bring them a positive return on their investment.

•	New Century Bank achieved the number one ranking in deposit share in Dunn, NC, as of June 30, 2003, according to data provided by the FDIC. To have achieved this ranking in only a little more than three years was indeed gratifying. We appreciate the support of our customers and this community in helping us to attain this goal.

•	As 2003 came to a close, we announced plans for a new office of New Century Bank in Goldsboro, NC. Glenn Chitty, senior vice president and city executive, pulled together an exceptional staff of experienced bankers to serve customers in that market. To say they hit the ground running would be an understatement. The office opened early in the first quarter of 2004, and is already experiencing great success in attracting customers.

Key interest rates stayed at historic lows for most of the year, making it a great year for mortgage loans and refinancings. Our mortgage department worked tirelessly to meet the mortgage needs of our customers, helping them to either purchase new homes, or to lower their payments or shorten the term of their loan – or both – on an existing home. Attractive interest rates have continued into early 2004, and could continue through much of the year. If you have not already taken advantage of this interest rate environment, please give us the opportunity to serve you.

With New Century Bank of Fayetteville fully operational as an independent bank, the New Century Bank office in Goldsboro open and gaining customers each day, and our first two offices of New Century Bank—in Dunn and Clinton—continuing to attract new customers, we are looking forward to another year of positive financial results in 2004. We still offer “neighbor helping neighbor” service at all of our offices, and believe that our customers benefit from that philosophy of doing business. If you are not banking with us, please give us the opportunity to serve you. You will not be disappointed.

Our country has been at war for more than a year now—with troops serving overseas and here in the United States, fighting the war on terrorism. We appreciate all that they do, and always keep them in our thoughts and prayers. May God continue to bless America.

Your comments and suggestions on improving our performance are always welcome. Thank you for investing with us, banking with us, and for your overall support of our Company.

Sincerely,

/s/ John Q. Shaw	/s/ C. L. “Bozie” Tart

John Q. Shaw President and CEO	C. L. “Bozie” Tart Chairman of the Board

New Century Bancorp, Inc.

Selected Financial and Other Data

	At or for the year ended December 31,
	2003	2002	2001
	(Dollars in thousands, except per share data)
Operating Data:
Total interest income	$9,272	$7,124	$5,193
Total interest expense	3,217	2,760	2,375

Net interest income	6,055	4,364	2,818
Provision for loan losses	1,042	872	564

Net interest income after provision for loan losses	5,013	3,492	2,254
Total non-interest income	1,239	731	502
Total non-interest expense	4,850	2,869	2,027

Income before income taxes	1,402	1,354	729
Provision for income taxes	496	496	136

Net income	$906	$858	$593

Per Common Share Data: (1)
Earnings per share - basic	$.43	$.51	$.48
Earnings per share - diluted	.42	.50	.47
Market Price
High	18.18	18.18	10.54
Low	13.64	9.92	9.00
Close	16.23	15.45	10.02
Book value	10.73	9.81	9.08
Selected Year-End Balance Sheet Data:
Loans	$151,930	$100,008	$63,563
Allowance for loan losses	2,355	1,546	984
Other interest-earning assets	31,059	19,917	16,595
Total assets	191,813	126,391	84,375
Deposits	151,971	105,482	68,874
Borrowings	11,714	2,131	2,009
Shareholders’ equity	27,266	17,343	12,671
Selected Average Balances:
Total assets	$159,360	$109,956	$67,126
Loans	119,724	81,058	46,289
Total interest-earning assets	150,227	104,551	63,287
Deposits	131,852	91,459	54,305
Total interest-bearing liabilities	118,726	80,338	47,192
Shareholders’ equity	21,807	15,868	10,853
Selected Performance Ratios:
Return on average assets	.57%	.78%	.88%
Return on average equity	4.15%	5.41%	5.46%
Net interest margin	4.03%	4.17%	4.45%
Non-interest expense to average assets	3.04%	2.61%	3.03%
Asset Quality Ratios:
Nonperforming loans to period-end loans	.36%	.27%	.04%
Allowance for loan losses to period-end loans	1.55%	1.55%	1.55%
Net loan charge-offs to average loans	.19%	.38%	.16%
Capital Ratios:
Total risk-based capital	18.61%	18.24%	20.56%
Tier 1 risk-based capital	17.36%	16.99%	19.30%
Leverage ratio	14.64%	13.99%	15.49%
Equity to assets ratio	14.21%	13.72%	15.02%
Other Data:
Number of banking offices	3	2	1
Number of full time equivalent employees	55	33	22

(1)	Adjusted for the effect of the 11-for-10 stock splits in 2003 and 2002.

New Century Bancorp, Inc.

Management’s Discussion and Analysis

The following discussion and analysis is presented to assist in understanding New Century Bancorp, Inc.’s financial condition and results of operations for the years ended December 31, 2003 and 2002. You should read this discussion and the related financial data in conjunction with the audited financial statements and the related footnotes, which are included elsewhere in this Annual Report. All references in this Annual Report to net income per share, price per share, book value per share and weighted average common and common equivalent shares outstanding have been adjusted to reflect two eleven-for-ten stock splits effected in the form of 10% stock dividends, one declared in June 2002 and the other in September 2003.

DESCRIPTION OF BUSINESS

New Century Bancorp (the “Bancorp”), was incorporated on May 14, 2003. Effective September 19, 2003, New Century Bank (the “Bank”) became a wholly owned subsidiary of the Bancorp. The shareholders of New Century Bank received one share of $1 par value common stock of New Century Bancorp, Inc. for each share of $5 par value common stock of New Century Bank owned in a share exchange that accomplished the Bank’s holding company reorganization. All outstanding options to purchase common shares of New Century Bank were converted into options to purchase common shares of New Century Bancorp.

The Bank opened for business on May 24, 2000 as a North Carolina-chartered banking corporation. The Bank’s lending activities are oriented to the consumer/retail customer as well as to the small-to-medium sized business located in Harnett, Cumberland, Johnston, and Sampson counties. The Bank offers the standard complement of commercial, consumer, and mortgage lending products, as well as the ability to structure products to fit specialized needs. The deposit services offered by the Bank include small business and personal checking, savings accounts and certificates of deposit. The Bank concentrates on customer relationships in building its customer deposit base and competes aggressively in the area of transaction accounts.

On June 17, 2003, the Bank opened an office in Fayetteville, which operated as a branch of the Bank until January 2, 2004, when the Fayetteville office was sold to New Century Bank of Fayetteville, a de novo banking corporation, which will operate as a wholly owned subsidiary of the Bancorp. Also, in the fourth quarter of 2003, the Bank received approval to open a full service banking facility in Goldsboro, North Carolina. This branch opened in January 2004.

FINANCIAL CONDITION

December 31, 2003 and 2002

Total assets at December 31, 2003 were $191.8 million, which represents an increase of $65.4 million or 52% from December 31, 2002. Cash, interest-bearing deposits and federal funds sold increased $11.2 million to $22 million at December 31, 2003. Investment securities decreased to $12.6 million from $13.6 million at December 31, 2002.

Loans receivable increased by $51.9 million to $151.9 million as of December 31, 2003. The loan portfolio is comprised of $89.7 million in real estate loans, $50.3 million in commercial and industrial loans, and $11.2 million in loans to individuals. At December 31, 2003, there were sixteen loans with an aggregate principal balance of $311,000 that were more than 30 days past due. Four of these loans with a combined balance of $180,000 were in non-accrual status. There was one loan with a principal balance of $10,000 that was not past due but was in nonaccrual status. The allowance for loan losses of $2.4 million represented 1.55% of gross loans outstanding as of December 31, 2003.

New Century Bancorp, Inc.

Management’s Discussion and Analysis

The Bancorp’s investment portfolio at December 31, 2003, which consisted of U.S. government agency securities, mortgage-backed securities and bank-qualified municipal securities, aggregated $12.6 million as of December 31, 2003 with a weighted average yield of 4.26%. The Bancorp also holds an investment of $450,000 in the form of Federal Home Loan Bank Stock with a dividend yield of 3.81%. The investment portfolio decreased $1 million in 2003, the result of $4.9 million in purchases, $5.7 million of maturities and prepayments and a decrease of $122,000 in the market value of securities held available for sale. There were no sales of investment securities during 2003.

Total deposits at December 31, 2003 were $152 million, an increase of $46.5 million from $105.5 million at December 31, 2002. At December 31, 2003, deposits were comprised of 16% demand deposits, 24% savings, NOW and money market accounts, and 60% time deposits. Time deposits of $100,000 or more totaled $27.1 million or 18% of total deposits as of December 31, 2003. Brokered deposits totaled $495,000 or less than 1% of year-end deposits. Securities sold under agreements to repurchase increased slightly to $2.7 million at December 31, 2003 and were collateralized by U.S. government agency securities, mortgage backed securities and municipal securities.

In February 2003, the Bank took a $4 million advance with an interest rate of 2.65% on its line of credit with the FHLB to help fund loan growth. In December 2003, the Bank took a $5 million advance with an interest rate of 2.00%, for the same purpose. The advances are collateralized by a lien on 1-4 family first mortgage loans. The $5 million advance matures in June 2005, while the $4 million advance matures in February 2006.

Shareholders’ equity increased nearly $10 million during 2003. The increase was due to common stock issued in connection with the offering of stock to the Fayetteville market of $8.9 million and net income of $906,000, which were partially offset by a net unrealized loss of $75,000 in securities held available for sale.

RESULTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Overview. During 2003, New Century Bancorp generated net income of $906,000 compared with net income of $858,000 for the year ended December 31, 2002. Net income per share in 2003 was $.43 basic and $.42 diluted compared with net income per share of $.51 basic and $.50 diluted in 2002. This increase is primarily due to the growth in interest-earning assets during 2002 and the resulting increase in net interest income, and also to the strong growth in non-interest income. These increases were partially offset by increases in the provision for loan losses and non-interest expenses.

Net Interest Income. Net interest income increased $1.7 million to $6.1 million for the year ended December 31, 2003. The Bancorp’s total interest income benefited from strong growth in interest-earning assets, which was partially offset by lower interest-earning asset yields caused by the continued low interest rate environment during 2003 and 2002. Average total interest-earning assets were $150.2 million in 2003 compared with $104.6 million during 2002, while the yield on those assets dropped 64 basis points from 6.81% to 6.17%. The Bancorp’s average interest-bearing liabilities grew by $38.4 million to $118.7 million in 2003, while the cost of those funds dropped from 3.44% to 2.71%, or 73 basis points. For the year ended December 31, 2003, our net interest margin was 4.03% and our net interest spread was 3.46%. For the year ended December 31, 2002, net interest margin was 4.17% and net interest spread was 3.38%.

New Century Bancorp, Inc.

Management’s Discussion and Analysis

Provision for Loan Losses. The Bancorp recorded a provision of approximately $1.0 million for loan losses in 2003, representing an increase of $170,000 over the $872,000 provision made in 2002. Provisions for loan losses are charged to income to bring the allowance for loan losses to a level deemed appropriate by management. In evaluating the allowance for loan losses, management considers factors that include growth, composition and industry diversification of the portfolio, historical loan loss experience, current delinquency levels, adverse situations that may affect a borrower’s ability to repay, estimated value of any underlying collateral, prevailing economic conditions and other relevant factors. In both 2003 and 2002, the provision for loan losses was made principally in response to growth in loans, as total loans outstanding increased by $51.9 million in 2003 and by $36.4 million in 2002. In addition, net loan charge-offs decreased to $233,000 in 2003 as compared to $310,000 in 2002. At December 31, the allowance for loan losses was $2.4 million for 2003 and $1.5 million for 2002, representing 1.55% and 1.55%, respectively, of loans outstanding. There were $180,000 and $263,000 of nonaccrual loans at December 31, 2003 and 2002, respectively.

Non-Interest Income. Non-interest income for the year ended December 31, 2003 was $1.2 million, an increase of $508,000 over the year ended December 31, 2002. This increase is primarily due to increases in service fees and charges of $267,000 and fees from presold mortgages of $211,000. The growth in service fees and charges is directly related to the growth in transaction accounts during 2003 and to the introduction in the first quarter of 2003 of an overdraft protection product tied to qualifying demand deposit accounts. The increase in fees from presold mortgages is attributable to continued high volume of new mortgage loan requests and mortgage refinancings during the year.

Non-Interest Expense. Non-interest expense increased by $2 million to $4.9 million for the year ended December 31, 2003, from $2.9 million for the year ended December 31, 2002. The Bancorp’s ratio of non-interest expense to average total assets has increased from 2.61% in 2002 to 3.04% in 2003, due to the opening of a branch in Fayetteville and start-up expenses incurred related to the branch in Goldsboro, which opened in January 2004. Salaries and employee benefits increased to $2.9 million from $1.6 million in 2002 due to the increase of Bancorp personnel from 33 to 55 full time equivalent employees. Also the expansion into two new markets has resulted in an increase of $94,000 in occupancy and equipment expenses to a total of $349,000 for the year ended December 31, 2003. Because of the growth of our franchise, other non-interest expense, which includes postage, printing and office supplies, advertising and promotion, data processing and other outsourced services, professional services, and other operating expenses, increased to $1.6 million in 2003 compared with $976,000 for the year ended December 31, 2002.

Provision for Income Taxes. The Bancorp’s effective tax rate was 35% in 2003 and 37% in 2002.

New Century Bancorp, Inc.

Management’s Discussion and Analysis

NET INTEREST INCOME

Like most financial institutions, the primary component of earnings for the Bancorp is net interest income. Net interest income is the difference between interest income, principally from loan and investment securities portfolios, and interest expense, principally on customer deposits and borrowings. Changes in net interest income result from changes in volume, spread and margin. For this purpose, volume refers to the average dollar level of interest-earning assets and interest-bearing liabilities, spread refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, and margin refers to net interest income divided by average interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities, as well as levels of noninterest-bearing liabilities. The following table sets forth, for the periods indicated, information with regard to average balances of assets and liabilities, as well as the total dollar amounts of interest income from interest-earning assets and interest expense on interest-bearing liabilities, resultant yields or costs, net interest income, net interest spread, net interest margin and ratio of average interest-earning assets to average interest-bearing liabilities. Nonaccrual loans have been included in determining average loans.

	Year Ended December 31, 2003			Year Ended December 31, 2002
	Average balance	Interest	Average Rate	Average balance	Interest	Average Rate
	(Dollars in thousands)
Interest-earning assets:
Loans	$119,724	$8,540	7.13%	$81,058	$6,344	7.83%
Investment securities	13,963	564	4.04%	12,495	606	4.85%
Other interest-earning assets	16,540	168	1.02%	10,998	175	1.59%

Total interest-earning assets	150,227	9,272	6.17%	104,551	7,125	6.81%

Other assets	9,133			5,405

Total assets	$159,360			$109,956

Interest-bearing liabilities:
Deposits:
Savings, NOW and money market	$31,064	440	1.42%	$21,955	440	2.00%
Time deposits over $100,000	28,376	946	3.33%	18,484	792	4.28%
Other time deposits	53,958	1,713	3.17%	37,909	1,489	3.93%
Borrowings	5,328	118	2.21%	1,990	39	1.96%

Total interest-bearing liabilities	118,726	3,217	2.71%	80,338	2,760	3.44%

Noninterest-bearing deposits	18,455			13,111
Other liabilities	371			639
Shareholders’ equity	21,808			15,868

Total liabilities and shareholders’ equity	$159,360			$109,956

Net interest income/interest rate spread		$6,055	3.46%		$4,365	3.38%

Net interest margin			4.03%			4.17%

Ratio of interest-earning assets to interest-bearing liabilities	128.79%			130.14%

New Century Bancorp, Inc.

Management’s Discussion and Analysis

RATE/VOLUME ANALYSIS

The following table analyzes the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to volume (changes in volume multiplied by the prior period’s rate), (ii) changes attributable to rate (changes in rate multiplied by the prior period’s volume), and (iii) net change (the sum of the previous columns). The change attributable to both rate and volume (changes in rate multiplied by changes in volume) has been allocated equally to both the changes attributable to volume and the changes attributable to rate.

	Years ended December 31, 2003 vs. 2002
	Increase (Decrease) Due to
	Volume	Rate	Total
	(Dollars in thousands)
Interest income:
Loans	$2,892	$(696)	$2,196
Investment securities	65	(107)	(42)
Other interest-earning assets	72	(79)	(7)

Total interest income	3,029	(882)	2,147

Interest expense:
Deposits
Savings, NOW and money market	156	(156)	—
Time deposits over $100,000	377	(223)	154
Other time deposits	570	(346)	224
Borrowings	70	9	79

Total interest expense	1,173	(716)	457

Net interest income increase (decrease)	$1,856	$(166)	$1,690

LIQUIDITY

The Bancorp’s liquidity is a measure of its ability to fund loans, withdrawals and maturities of deposits, and other cash outflows in a cost effective manner. The Bancorp’s principal sources of liquidity are deposits, scheduled payments and prepayments of loan principal, maturities of investment securities, access to liquid deposits, and funds provided by operations. While scheduled loan payments and maturing investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.

Liquid assets (consisting of cash and due from banks, interest-earning deposits with other banks, federal funds sold and investment securities classified as available for sale) comprised 18% and 19% of total assets at December 31, 2003 and 2002, respectively.

The Bancorp has been a net seller of federal funds, maintaining liquidity sufficient to fund new loan demand. Should the need arise, the Bancorp would have the capability to sell securities classified as available for sale, sell loan participations to other banks, or to borrow funds as necessary. The Bancorp has established credit lines with other financial institutions to purchase up to $6.0 million in federal funds. Also, as a member of the Federal Home Loan Bank of Atlanta (“FHLB”), the Bancorp may obtain advances of up to 30% of our assets, subject to our available collateral. A floating lien of $10.2 million on qualifying loans is pledged to FHLB to secure borrowings. As another source of short-term borrowings, the Bancorp also

New Century Bancorp, Inc.

Management’s Discussion and Analysis

utilizes securities sold under agreements to repurchase. At December 31, 2003, borrowings consisted of securities sold under agreements to repurchase of $2.7 million and FHLB advances totaling $9 million.

Total deposits were $151.9 million and $105.5 million at December 31, 2003 and 2002, respectively. Time deposits, which are the only deposit accounts that have stated maturity dates, are generally considered to be rate sensitive. Time deposits represented 60% and 63% of total deposits at December 31, 2003 and 2002, respectively. Time deposits of $100,000 or more represented 18% and 23%, respectively, of the total deposits at December 31, 2003 and 2002. At December 31, 2003, the Bancorp had $495,000 in brokered time deposits. Management believes most other time deposits are relationship-oriented. While the competitive rates will need to be paid to retain these deposits at their maturities, there are other subjective factors that will determine their continued retention. Based upon prior experience, management anticipates that a substantial portion of outstanding certificates of deposit will renew upon maturity.

Management believes that current sources of funds provide adequate liquidity for our current cash flow needs.

CAPITAL

A significant measure of the strength of a financial institution is its capital base. Federal regulations have classified and defined capital into the following components: (1) Tier I capital, which includes common shareholders’ equity and qualifying preferred equity, and (2) Tier II capital, which includes a portion of the allowance for loan losses, certain qualifying long-term debt and preferred stock which does not qualify as Tier I capital. Minimum capital levels are regulated by risk-based capital adequacy guidelines which require a financial institution to maintain capital as a percent of its assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-adjusted assets). A financial institution is required to maintain, at a minimum, Tier I capital as a percentage of risk-adjusted assets of 4.0% and combined Tier I and Tier II capital as a percentage of risk-adjusted assets of 8.0%. In addition to the risk-based guidelines, federal regulations require that we maintain a minimum leverage ratio (Tier I capital as a percentage of tangible assets) of 4.0%. The Bancorp’s equity to assets ratio was 14.21% at December 31, 2003. As the following table indicates, at December 31, 2003, the Bank exceeded regulatory capital requirements.

	At December 31, 2003
	Actual Ratio	Minimum Requirement	Well-Capitalized Requirement
Total risk-based capital ratio	18.61%	8.00%	10.00%
Tier 1 risk-based capital ratio	17.36%	4.00%	6.00%
Leverage ratio	14.64%	4.00%	5.00%

Management expects that the Bancorp will remain “well-capitalized” for regulatory purposes, although there can be no assurance that additional capital will not be required in the near future due to greater-than-expected growth, or otherwise.

New Century Bancorp, Inc.

Management’s Discussion and Analysis

ASSET/LIABILITY MANAGEMENT

The Bancorp’s results of operations depend substantially on its net interest income. Like most financial institutions, the Bancorp’s interest income and cost of funds are affected by general economic conditions and by competition in the market place.

The purpose of asset/liability management is to provide stable net interest income growth by protecting the Bancorp’s earnings from undue interest rate risk, which arises from volatile interest rates and changes in the balance sheet mix, and by managing the risk/return relationships between liquidity, interest rate risk, market risk, and capital adequacy. The Bancorp maintains, and has complied with, a Board approved asset/liability management policy that provides guidelines for controlling exposure to interest rate risk by utilizing the following ratios and trend analysis: liquidity, equity, volatile liability dependence, portfolio maturities, maturing assets and maturing liabilities. The Bancorp’s policy is to control the exposure of its earnings to changing interest rates by generally endeavoring to maintain a position within a narrow range around an “earnings neutral position,” which is defined as the mix of assets and liabilities that generate a net interest margin that is least affected by interest rate changes.

When suitable lending opportunities are not sufficient to utilize available funds, the Bancorp has generally invested such funds in securities, primarily U.S. Treasury securities, securities issued by governmental agencies, mortgage-backed securities and corporate obligations. The securities portfolio contributes to the Bancorp’s profits and plays an important part in the overall interest rate management. However, management of the securities portfolio alone cannot balance overall interest rate risk. The securities portfolio must be used in combination with other asset/liability techniques to actively manage the balance sheet. The primary objectives in the overall management of the securities portfolio are safety, liquidity, yield, asset/liability management (interest rate risk), and investing in securities that can be pledged for public deposits.

In reviewing the needs of the Bancorp with regard to proper management of its asset/liability program, the Bancorp’s management estimates its future needs, taking into consideration historical periods of high loan demand and low deposit balances, estimated loan and deposit increases (due to increased demand through marketing), and forecasted interest rate changes.

The analysis of an institution’s interest rate gap (the difference between the repricing of interest-earning assets and interest-bearing liabilities during a given period of time) is a standard tool for the measurement of exposure to interest rate risk. The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2003, which are projected to reprice or mature in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown which reprice or mature within a particular period were determined in accordance with the contractual terms of the assets or liabilities. Loans with adjustable rates are shown as being due at the end of the next upcoming adjustment period. Money market deposit accounts and negotiable order of withdrawal or other transaction accounts are assumed to be subject to immediate repricing and depositor availability and have been placed in the shortest period. In making the gap computations, none of the assumptions sometimes made regarding prepayment rates and deposit decay rates have been used for any interest-earning assets or interest-bearing liabilities. In addition, the table does not reflect scheduled principal payments which will be received throughout the lives of the loans. The interest rate sensitivity of the Bancorp’s assets and liabilities illustrated in the following table would vary substantially if different assumptions were used or if actual experience differs from that indicated by such assumptions.

New Century Bancorp, Inc.

Management’s Discussion and Analysis

	Terms to Repricing at December 31, 2003
	1 Year or Less	More Than 1 Year to 3 Years	More Than 3 Years to 5 Years	More Than 5 Years	Total
	(Dollars in thousands)
Interest-earning assets:
Loans:
Adjustable rate	$38,825	$—	$—	$—	$38,825
Fixed rate	32,737	24,173	50,084	6,111	113,105
Securities available for sale	1,307	5,613	2,032	3,685	12,637
Interest-earning deposits in other banks	1,821	—	—	—	1,821
Federal funds sold	16,102	—	—	—	16,102
Stock in FHLB of Atlanta	—	—	—	450	450
Stock in The Bankers Bank	—	—	—	49	49

Total interest-earning assets	$90,792	$29,786	$52,116	$10,295	$182,989

Interest-bearing liabilities:
Deposits:
Savings, NOW and money market	$36,140	$—	$—	$—	$36,140
Time over $100,000	49,998	11,588	2,921	—	64,507
Time	17,084	3,136	6,839	—	27,059
Borrowings	2,714	9,000	—	—	11,714

Total interest-bearing liabilities	$105,936	$23,724	$9,760	$—	$139,420

Interest sensitivity gap per period	$(15,144)	$6,062	$42,356	$10,295	$43,569
Cumulative interest sensitivity gap	$(15,144)	$(9,082)	$33,274	$43,569	$43,569
Cumulative gap as a percentage of total interest-earning assets	(8.28)%	(4.96)%	18.18%	23.81%	23.81%
Cumulative interest-earning assets as a percentage of interest-bearing liabilities	85.70%	93.00%	123.87%	131.25%	131.25%

Loans maturing or repricing after December 31, 2004 are comprised of $80.4 million of fixed rate loans.

CRITICAL ACCOUNTING POLICY

The Bancorp’s most significant critical accounting policy is the determination of its allowance for loan losses. A critical accounting policy is one that is both very important to the portrayal of the Bancorp’s financial condition and results, and requires management’s most difficult, subjective or complex judgments. What makes these judgments difficult, subjective and/or complex is the need to make estimates about the effects of matters that are inherently uncertain.

New Century Bancorp, Inc.

Management’s Discussion and Analysis

ASSET QUALITY AND THE ALLOWANCE FOR LOAN LOSSES

The Financial Statements are prepared on the accrual basis of accounting, including the recognition of interest income on its loan portfolio, unless a loan is placed on a nonaccrual basis. Loans are placed on a nonaccrual basis when there are serious doubts about the collectibility of principal or interest. Amounts received on non-accrual loans generally are applied first to principal and then to interest only after all principal has been collected. Restructured loans are those for which concessions, including the reduction of interest rates below a rate otherwise available to that borrower or the deferral of interest or principal, have been granted due to the borrower’s weakened financial condition. Interest on restructured loans is accrued at the restructured rates when it is anticipated that no loss of original principal will occur. The Bancorp’s impaired loans at December 31, 2003 were comprised of $180,000 of non-accrual loans.

The allowance for loan losses is maintained at a level considered adequate by management to provide for anticipated loan losses based on management’s assessment of various factors affecting the loan portfolio, including a review of problem loans, business conditions and loss experience and an overall evaluation of the quality of the underlying collateral. The allowance is increased by provisions charged to operations and reduced by loans charged off, net of recoveries. While management believes that it uses the best information available to determine the allowance for loan losses, unforeseen market conditions could result in adjustments to the allowance for loan losses, and net income could be significantly affected, if circumstances differ substantially from the assumptions used in making the final determination. Additional information regarding the Bancorp’s allowance for loan losses and loan loss experience are presented in Note D to the accompanying financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

Information about the Bancorp’s off-balance sheet risk exposure is presented in Note L to the accompanying financial statements. As part of its ongoing business, the Bancorp does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as special purpose entities (SPEs), which generally are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of December 31, 2003, the Bancorp is not involved in any unconsolidated SPE transactions.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note B to the financial statements for a full description of recent accounting pronouncements including the respective expected dates of adoption and effects on results of operations and financial condition.

IMPACT OF INFLATION AND CHANGING PRICES

A commercial bank has an asset and liability make-up that is distinctly different from that of a company with substantial investments in plant and inventory because the major portions of a commercial bank’s assets are monetary in nature. As a result, a bank’s performance may be significantly influenced by changes in interest rates. Although the banking industry is more affected by changes in interest rates than by inflation in the prices of goods and services, inflation is a factor that may influence interest rates. However, the frequency and magnitude of interest rate fluctuations do not necessarily coincide with changes in the general inflation rate. Inflation does affect operating expenses in that personnel expenses and the cost of supplies and outside services tend to increase more during periods of high inflation.

New Century Bancorp, Inc.

Management’s Discussion and Analysis

FORWARD-LOOKING INFORMATION

Statements contained in this annual report, which are not historical facts, are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Amounts herein could vary as a result of market and other factors. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, factors discussed in documents filed by the Bancorp with the U.S. Securities and Exchange Commission from time to time. Such forward-looking statements may be identified by the use of such words as “believe,” “expect,” “anticipate,” “should,” “might,” “planned,” “estimated,” and “potential.” Examples of forward-looking statements include, but are not limited to, estimates with respect to the financial condition, expected or anticipated revenue, results of operations and business of the Bank that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited to, general economic conditions, changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principals, policies, or guidelines; changes in legislation or regulation; and other economic, competitive, governmental, regulatory, and technological factors affecting the Bancorp’s operations, pricing, products and services.

[GRAPHIC]

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and the Board of Directors

New Century Bancorp, Inc.

Dunn, North Carolina

We have audited the accompanying consolidated balance sheets of New Century Bancorp, Inc. and Subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Bancorp’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of New Century Bancorp, Inc. and Subsidiary at December 31, 2003 and 2002 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Dixon Hughes PLLC
Sanford, North Carolina January 16, 2004

NEW CENTURY BANCORP, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002

	2003	2002
	(In thousands, except share and per share data)
ASSETS
Cash and due from banks	$4,074	$4,688
Interest-earning deposits in other banks	1,821	1,144
Federal funds sold	16,102	4,955
Investment securities available for sale, at fair value (Note C)	12,637	13,584
Loans (Note D)	151,930	100,008
Allowance for loan losses (Note D)	(2,355)	(1,546)

NET LOANS	149,575	98,462
Accrued interest receivable	791	711
Stock in Federal Home Loan Bank of Atlanta, at cost	450	185
Stock in The Bankers Bank	49	49
Foreclosed real estate	218	—
Premises and equipment (Note E)	3,285	2,244
Bank Owned Life Insurance	2,118	—
Other assets	693	369

TOTAL ASSETS	$191,813	$126,391

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Demand	$24,265	$16,604
Savings	1,808	1,251
Money market and NOW	34,332	20,970
Time (Note F)	91,566	66,657

TOTAL DEPOSITS	151,971	105,482
Securities sold under agreements to repurchase (Note G)	2,714	2,131
Advances from Federal Home Loan Bank (Note H)	9,000	—
Accrued interest payable	156	136
Accrued expenses and other liabilities	706	1,299

TOTAL LIABILITIES	164,547	109,048

Commitments (Note L)
Shareholders’ equity (Note K):
Common stock, $1 par value, 10,000,000 shares authorized; 2,541,655 shares issued and outstanding at December 31, 2003	2,542	—
Common stock, $5 par value, 10,000,000 shares authorized; 1,607,442 shares issued and outstanding at December 31, 2002	—	8,037
Additional paid-in capital	22,481	7,894
Retained earnings	2,100	1,194
Accumulated other comprehensive income	143	218

TOTAL SHAREHOLDERS’ EQUITY	27,266	17,343

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$191,813	$126,391

See accompanying notes.

NEW CENTURY BANCORP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2003 and 2002

	2003	2002
	(In thousands, except share and per share data)
INTEREST INCOME
Loans	$8,540	$6,344
Investments	564	606
Federal funds sold and interest-earning deposits	168	175

TOTAL INTEREST INCOME	9,272	7,125

INTEREST EXPENSE
Money market, NOW and savings deposits	440	440
Time deposits	2,659	2,281
Federal Home Loan Bank advances	91	—
Securities sold under agreements to repurchase	27	39

TOTAL INTEREST EXPENSE	3,217	2,760

NET INTEREST INCOME	6,055	4,365
PROVISION FOR LOAN LOSSES (Note D)	1,042	872

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	5,013	3,493

NON-INTEREST INCOME
Service fees and charges	746	479
Fees from presold mortgages	440	229
Other	53	23

TOTAL NON-INTEREST INCOME	1,239	731

NON-INTEREST EXPENSE
Salaries and employee benefits (Note N)	2,911	1,638
Occupancy and equipment (Note E)	349	255
Other (Note J)	1,590	976

TOTAL NON-INTEREST EXPENSE	4,850	2,869

INCOME BEFORE INCOME TAXES	1,402	1,355
INCOME TAXES (Note I)	496	497

NET INCOME	$906	$858

NET INCOME PER COMMON SHARE
Basic	$.43	$.51

Diluted	$.42	$.50

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	2,094,493	1,686,555

Diluted	2,179,088	1,728,386

See accompanying notes.

NEW CENTURY BANCORP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31, 2003 and 2002

	2003	2002
	(Amounts in thousands)
NET INCOME	$906	$858

OTHER COMPREHENSIVE INCOME
Unrealized gain (loss) on investment securities available for sale arising during the year	(122)	198
Tax (expense) benefit	47	(85)

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	(75)	113

COMPREHENSIVE INCOME	$831	$971

See accompanying notes.

NEW CENTURY BANCORP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years Ended December 31, 2003 and 2002

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other com- prehensive income	Total shareholders’ equity
	Shares	Amount
	(Amounts in thousands, except share data)
Balance at December 31, 2001	1,152,747	$5,764	$6,465	$336	$105	$12,670
Net income	—	—	—	858	—	858
Other comprehensive income	—	—	—	—	113	113
Issuance of common stock	308,564	1,543	2,159	—	—	3,702
Eleven-for-ten stock split	146,131	730	(730)	—	—	—

Balance at December 31, 2002	1,607,442	8,037	7,894	1,194	218	17,343
Net income	—	—	—	906	—	906
Other comprehensive loss	—	—	—	—	(75)	(75)
Issuance of common stock	703,346	3,517	5,575	—	—	9,092
Formation of holding company	—	(9,243)	9,243	—	—	—
Eleven-for-ten stock split	230,867	231	(231)	—	—	—

Balance at December 31, 2003	2,541,655	$2,542	$22,481	$2,100	$143	$27,266

See accompanying notes.

NEW CENTURY BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2003 and 2002

	2003	2002
	(Amounts in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$906	$858
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	290	240
Provision for loan losses	1,042	872
Net increase in loans held for sale	(1,730)	(465)
Deferred income taxes	(241)	(75)
(Gain) loss on sale of bank premises and equipment	—	(2)
Change in assets and liabilities:
Increase in accrued interest receivable	(80)	(230)
Increase in other assets	(36)	(40)
Increase in accrued interest payable	20	18
Increase (decrease) in accrued expenses and other liabilities	(593)	575

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(422)	1,751

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of investment securities	(4,898)	(7,838)
Maturities and prepayments of investment securities	5,651	5,179
Net increase in gross loans outstanding	(50,643)	(36,290)
Purchase of Bank Owned Life Insurance	(2,118)	—
Purchase of Federal Home Loan Bank stock	(265)	(93)
Purchase of The Bankers Bank stock	—	(49)
Proceeds from sale of premises and equipment	—	19
Purchases of premises and equipment	(1,259)	(264)

NET CASH USED BY INVESTING ACTIVITIES	(53,532)	(39,336)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in deposits	46,489	36,609
Net change in securities sold under agreements to repurchase	583	121
Proceeds from Federal Home Loan Bank advances	9,000	—
Net proceeds from issuance of common stock	9,092	3,702

NET CASH PROVIDED BY FINANCING ACTIVITIES	65,164	40,432

NET INCREASE IN CASH AND CASH EQUIVALENTS	11,210	2,847
CASH AND CASH EQUIVALENTS, BEGINNING	10,787	7,940

CASH AND CASH EQUIVALENTS, ENDING	$21,997	$10,787

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid	$3,197	$2,742
Income tax paid	1,018	563
Net unrealized gain (loss) on investments available for sale, net of tax	(75)	113
Transfer from loans to foreclosed real estate	218	—

See accompanying notes.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE A - ORGANIZATION AND OPERATIONS

On September 19, 2003, New Century Bancorp (the “Bancorp”) was formed as a holding company for New Century Bank (the “Bank”). Upon formation, one share of the Bancorp’s $1 par value common stock was exchanged for each of the outstanding shares of the Bank’s $5 par value common stock. The Bancorp currently has no operations and conducts no business on its own other than owning the Bank. The Bancorp is subject to the rules and regulations of the Federal Reserve Bank and the North Carolina Commissioner of Banks.

The Bank was incorporated May 15, 2000 and began banking operations on May 24, 2000. The Bank is engaged in general commercial and retail banking in central North Carolina, principally Wake County, operating under the banking laws of North Carolina and the rules and regulations of the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks. The Bank undergoes periodic examinations by those regulatory authorities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses.

Cash Equivalents

For the purpose of presentation in the statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet captions “Cash and due from banks,” “Interest-earning deposits in other banks,” and “Federal funds sold.”

Investment Securities Available for Sale

Investment securities available for sale are reported at fair value and consist of debt instruments that are not classified as either trading securities or as held to maturity securities. Unrealized holding gains and losses, net of deferred income tax, on available for sale securities are reported as a net amount in other comprehensive income. Gains and losses on the sale of investment securities available for sale are determined using the specific-identification method. Declines in the fair value of individual held to maturity and investment securities available for sale below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. Such write-downs would be included in earnings as realized losses. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

Allowance for Loan Losses

The provision for loan losses is based upon management’s estimate of the amount needed to maintain the allowance for loan losses at an adequate level. In making the evaluation of the adequacy of the allowance for loan losses, management gives consideration to current economic conditions, statutory examinations of the loan portfolio by regulatory agencies, delinquency information and management’s internal review of the loan portfolio. Loans are considered impaired when it is probable that all amounts due under the contractual terms of the loan will not be collected. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, or upon the fair value of the collateral if readily determinable. If the recorded investment in the loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. In addition, regulatory examiners may require the Bancorp to recognize changes to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

Foreclosed Real Estate

Real estate acquired through, or in lieu of, loan foreclosure is initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations of the property are periodically performed by management and the real estate is carried at the lower of cost or fair value minus estimated cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other non-interest expense.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. Estimated useful lives are 40 years for buildings, 5 to 10 years for furniture, fixtures and equipment and 3 years for computers and related equipment. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Repairs and maintenance costs are charged to operations as incurred and additions and improvements to premises and equipment are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are removed from the accounts and any gains or losses are reflected in current operations.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock in Federal Home Loan Bank of Atlanta

As a requirement for membership, the Bancorp invests in stock of the Federal Home Loan Bank of Atlanta (“FHLB”). This investment is carried at cost.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets are also recognized for operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized.

Comprehensive Income

The Bancorp reports as comprehensive income all changes in shareholders’ equity during the year from sources other than shareholders. Other comprehensive income refers to all components (revenues, expenses, gains, and losses) of comprehensive income that are excluded from net income. The Bancorp’s only component of other comprehensive income is unrealized gains and losses on investment securities available for sale.

Stock Compensation Plans

Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Bancorp’s stock option plans have no intrinsic value at the grant date and, under Opinion No. 25, no compensation cost is recognized for them. The Bancorp has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures as if the fair value based method of accounting had been applied.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Compensation Plans (Continued)

	2003	2002
	(Amounts in thousands, except per share data)
Net income:
As reported	$906	$858
Deduct: Stock-based compensation expense determined under fair value method, net of tax	(51)	(73)

Pro forma	$855	$785

Basic net income per share:
As reported	$0.43	$0.51
Pro forma	0.41	0.47
Diluted net income per share:
As reported	$0.42	$0.50
Pro forma	0.39	0.45

Net Income Per Common Share and Common Shares Outstanding

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Bancorp relate to outstanding stock options.

Basic and diluted net income per share have been computed based upon net income as presented in the accompanying statements of operations divided by the weighted average number of common shares outstanding or assumed to be outstanding as summarized below:

	2003	2002
Weighted average number of common shares used in computing basic net income per share	2,094,493	1,686,555
Effect of dilutive stock options	84,595	41,831

Weighted average number of common shares and dilutive potential common shares used in computing diluted net income per share	2,179,088	1,728,386

All references in these financial statements to net income per share and weighted average common and common equivalent shares outstanding have been adjusted to reflect two eleven-for-ten stock splits effected in the form of 10% stock dividends, the first in 2002 and the second in 2003.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In April 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 improves financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, clarifies when a derivative contains a financing component, amends the definition of an “underlying” to conform it to language used in FIN 45 and amends certain other existing pronouncements. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In addition, with some exceptions, all provisions of SFAS No. 149 should be applied prospectively. The adoption of SFAS No. 149 did not have a material impact on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified by the Bancorp after May 31, 2003, and is effective at the beginning of the first interim period beginning after June 15, 2003. However, the FASB has deferred indefinitely the classification and measurement provisions as they related to certain mandatorily redeemable noncontrolling interests. The adoption of SFAS No. 150 did not have a material impact on the consolidated financial statements.

In November 2003, the Emerging Issues Task Force (EITF) reached a partial consensus on Issue 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. Issue 03-1 requires certain quantitative and qualitative disclosures for investments subject to SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The Bancorp adopted the partial consensus on Issue 03-1 during 2003 and has provided the new disclosures in Note C. The EITF is expected to continue deliberating other aspects of Issue 03-1, including when to recognize other-than-temporary impairment.

Reclassifications

Certain amounts in the 2002 consolidated financial statements have been reclassified to conform to the presentation adopted for 2003. These reclassifications had no effect on net income or shareholders’ equity as previously reported.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE C - INVESTMENT SECURITIES

The amortized cost and fair value of securities available for sale, with gross unrealized gains and losses, follow:

	December 31, 2003
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In thousands)
Securities available for sale:
U.S. government securities and obligations of U.S. government agencies	$5,247	$52	$—	$5,299
Mortgage-backed securities	4,648	130	31	4,747
Municipal bonds	2,508	83	—	2,591

	$12,403	$265	$31	$12,637

	December 31, 2002
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In thousands)
Securities available for sale:
U.S. government securities and obligations of U.S. government agencies	$5,935	$109	$3	$6,041
Mortgage-backed securities	4,733	213	—	4,946
Municipal bonds	2,560	41	4	2,597

	$13,228	$363	$7	$13,584

Securities with a carrying value of $3.4 million and $2.8 million at December 31, 2003 and 2002, respectively, were pledged to secure public monies on deposit as required by law.

The following table shows gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position for the four investment securities with unrealized losses at December 31, 2003. These investment securities are considered to be temporarily impaired because of their credit ratings and the short durations of the unrealized losses.

	Less Than 12 Months		12 Months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
	(In thousands)
Securities available for sale:
Mortgage-backed securities	$1,921	$31	$—	$—	$1,921	$31

Total temporarily impaired securities	$1,921	$31	$—	$—	$1,921	$31

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE C - INVESTMENT SECURITIES (Continued)

The following table sets forth certain information regarding the amortized costs, carrying values, weighted average yields and contractual maturities of the Bancorp’s investment portfolio at December 31, 2003.

	Amortized Cost	Fair Value	Weighted Average/ Yield
	(Dollars in thousands)
Securities available for sale:
U.S. government agency securities
Due within one year	$1,001	$1,012	3.76%
Due after one but within five years	3,744	3,785	3.70%
Due after five but within ten years	502	502	5.13%

	5,247	5,299	3.85%

Mortgage-backed securities
Due within one year	288	295	6.12%
Due after one but within five years	1,746	1,828	5.81%
Due after five but within ten years	392	419	6.73%
Due after ten years	2,222	2,205	3.95%

	4,648	4,747	5.05%

Municipal bonds
Due after five but within ten years	1,066	1,111	4.08%
Due after ten years	1,442	1,480	3.31%

	2,508	2,591	3.64%

Total securities available for sale
Due within one year	1,289	1,307	4.29%
Due after one but within five years	5,490	5,613	4.39%
Due after five but within ten years	1,960	2,032	4.89%
Due after ten years	3,664	3,685	3.69%

	$12,403	$12,637	4.26%

For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE D - LOANS

Following is a summary of loans at December 31, 2003 and 2002:

	2003		2002
	Amount	Percent of total	Amount	Percent of total
	(Dollars in thousands)
Real estate loans:
One to four family residential	$24,805	16.31%	$18,219	18.20%
Multi-family residential and commercial	38,228	25.14%	23,986	23.96%
Construction	19,403	12.76%	12,666	12.65%
Home equity lines of credit	5,161	3.38%	3,815	3.81%
Real estate loans held for sale	2,107	1.39%	630.63%

Total real estate loans	89,704	58.98%	59,316	59.25%

Other loans:
Commercial and industrial	50,260	33.05%	31,281	31.24%
Loans to individuals	11,189	7.35%	8,836	8.83%
Other loans held for sale	937	0.62%	685.68%

Total other loans	62,386	41.02%	40,802	40.75%

Total loans	152,090	100.00%	100,118	100.00%

Less:
Deferred loan origination (fees) costs, net	(160)		(110)
Allowance for loan losses	(2,355)		(1,546)

Total loans, net	$149,575		$98,462

Loans are primarily made in Harnett, Sampson, Johnston and Cumberland Counties, North Carolina. Real estate loans can be affected by the condition of the local real estate market. Commercial and installment loans can be affected by the local economic conditions.

Impaired loans at December 31, 2003 and 2002 consisted of nonaccrual loans of approximately $180,000 and $263,000 respectively. The average recorded investment in impaired loans was approximately $219,000 and $160,000 for the years ended December 31, 2003 and 2002, respectively. Nonaccrual loans did not materially affect interest income for the years ended December 31, 2003 and 2002.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE D - LOANS (Continued)

Following is a summary of allocation of the allowance for loan losses to the indicated categories of loans and the percentage that all loans in each category bears to total loans outstanding:

	At December 31,
	2003		2002
	Amount	% of Total Loans	Amount	% of Total Loans
	(Dollars in thousands)
One to four family residential	$185	16.31%	$138	18.20%
Multi-family residential and commercial	573	25.14%	364	23.96%
Construction	340	12.75%	224	12.65%
Home equity lines of credit	39	3.38%	29	3.81%
Commercial and industrial	880	33.05%	559	31.24%
Loans to individuals	280	7.36%	221	8.83%
Loans held for sale	—	2.01%	—	1.31%

Total allocated	2,297	100.00%	1,535	100.00%

Unallocated	58		11

Total	$2,355		$1,546

Following is a summary of activity in the allowance for loan losses for the years indicated:

	At December 31,
	2003	2002
	(In thousands)
Allowance for loan losses at beginning of period	$1,546	$984
Provision for loan losses	1,042	872

	2,588	1,856

Loans charged-off:
Commercial and industrial	(97)	(280)
Loans to individuals	(136)	(30)

Total charge-offs	(233)	(310)

Allowance for loan losses at end of year	$2,355	$1,546

At December 31, 2003, the Bancorp had loan commitments outstanding of $5.9 million and pre-approved but unused lines of credit totaling $36.1 million. In management’s opinion, these commitments, and undisbursed proceeds on construction loans in process reflected above, represent no more than normal lending risk to the Bancorp and will be funded from normal sources of liquidity.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE D - LOANS (Continued)

The Bancorp has had loan transactions with its directors and executive officers. Such loans were made in the ordinary course of business and on substantially the same terms and collateral as those for comparable transactions prevailing at the time and did not involve more than the normal risk of collectibility or present other unfavorable features. A summary of related party loan transactions, in thousands, is as follows:

Balance at January 1, 2003	$6,414
Borrowings	9,280
Loan repayments	(6,531)

Balance at December 31, 2003	$9,163

NOTE E - BANK PREMISES AND EQUIPMENT

Following is a summary of bank premises and equipment at December 31, 2003 and 2002:

	2003	2002
	(In thousands)
Land	$1,241	$365
Buildings	1,440	1,438
Furniture and equipment	1,011	744
Construction in progress	115	—

	3,807	2,547
Less accumulated depreciation	522	303

Total	$3,285	$2,244

Depreciation amounting to $218,642 and $200,850 for the years ended December 31, 2003 and 2002, respectively, is included in occupancy and equipment expense, data processing and other outsourced services expense and other expenses.

NOTE F - DEPOSITS

At December 31, 2003, the scheduled maturities of time deposits are as follows:

	Less than $100,000	$100,000 or more	Total
	(In thousands)
Year ending December 31:
Three months or less	$18,913	$6,790	$25,703
Over three months through twelve months	31,086	10,297	41,383
Over one year through three years	11,588	3,136	14,724
Over three years	2,920	6,836	9,756

	$64,507	$27,059	$91,566

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE G - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. These repurchase agreements amounted to $2.7 million and $2.1 million at December 31, 2003 and 2002, respectively, and are collateralized by U. S. Government agency obligations and mortgage-backed securities.

NOTE H - ADVANCES FROM FEDERAL HOME LOAN BANK AND OTHER BORROWINGS

At December 31, 2003, the Bancorp had available lines of credit totaling approximately $6 million with various financial institutions for borrowing on a short-term basis. These lines are subject to annual renewals with varying interest rates. Also, as a member of the Federal Home Loan Bank of Atlanta, the Bancorp may obtain advances of up to 30% of our assets, subject to our available collateral.

Advances from the Federal Home Loan Bank of Atlanta consisted of the following at December 31, 2003 and 2002:

Maturity	Interest Rate	2003	2002
		(In thousands)
June 29, 2005	2.00%	$5,000	$—
February 24, 2006	2.65%	4,000	—

		$9,000	$—

Pursuant to collateral agreements with the Federal Home Loan Bank, at December 31, 2003 advances are secured by loans with a carrying amount of $10.2 million, which approximates market value.

NOTE I - INCOME TAXES

The significant components of the provision for income taxes for the years ended December 31, 2003 and 2002 are as follows:

	2003	2002
	(In thousands)
Current tax provision:
Federal	$624	$481
State	113	90

Total current tax provision	737	571

Deferred tax provision:
Federal	(195)	(60)
State	(46)	(14)

Total deferred tax provision	(241)	(74)

Net provision for income taxes	$496	$497

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE I - INCOME TAXES (Continued)

The difference between the provision for income taxes and the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes is summarized below:

	2003	2002
	(In thousands)
Expected income tax expense	$477	$460
Increase (decrease) resulting from:
State income taxes, net of federal tax effect	44	51
Tax-exempt interest income	(44)	(30)
Other permanent differences	19	16

Provision for income taxes	$496	$497

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred taxes at December 31, 2003 and 2002 are as follows:

	2003	2002
	(In thousands)
Deferred tax assets relating to:
Allowance for loan losses	$692	$382
Pre-opening costs and expenses	46	64

Total deferred tax assets	738	446

Deferred tax liabilities relating to:
Property and equipment	(98)	(47)
Unrealized gain on available-for-sale securities	(90)	(137)

Total deferred tax liabilities	(188)	(184)

Net recorded deferred tax asset, included in other assets	$550	$262

NOTE J - OTHER NON-INTEREST EXPENSE

The major components of other non-interest expense for the years ended December 31, 2003 and 2002 are as follows:

	2003	2002
	(In thousands)
Postage, printing and office supplies	$162	$112
Advertising and promotion	126	71
Data processing and other outsourced services	452	274
Professional services	250	147
Other	600	372

Total	$1,590	$976

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE K - REGULATORY MATTERS

The Bancorp is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bancorp’s consolidated financial statements. Quantitative measures established by regulation to ensure capital adequacy require the Bancorp to maintain minimum amounts and ratios, as set forth in the table below. Management believes, as of December 31, 2003, that the Bancorp meets all capital adequacy requirements to which it is subject. The Bancorp’s only significant asset is its investment in New Century Bank. Consequently, the information concerning capital ratios is essentially the same for the Bancorp and the Bank.

As of December 31, 2003 and 2002, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum amounts and ratios, as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Bank may not declare or pay a cash dividend, or repurchase any of its capital stock, if the effect would cause the regulatory net worth of the Bank to fall below the amount required for the liquidation account established in connection with the conversion, or to an amount which is less than the minimum required by the FDIC and the North Carolina Office of the Commissioner of Banks.

The Bank’s actual capital amounts and ratios are presented in the table below as of December 31:

	Actual		Minimum for capital adequacy purposes		Minimum to be well capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
December 31, 2003:
Total Capital (to Risk-Weighted Assets)	$29,081	18.61%	$12,500	8.00%	$15,625	10.00%
Tier I Capital (to Risk-Weighted Assets)	27,123	17.36%	6,250	4.00%	9,375	6.00%
Tier I Capital (to Average Assets)	27,123	14.64%	7,413	4.00%	9,266	5.00%
December 31, 2002:
Total Capital (to Risk-Weighted Assets)	$18,389	18.24%	$8,066	8.00%	$10,082	10.00%
Tier I Capital (to Risk-Weighted Assets)	17,125	16.99%	4,033	4.00%	6,049	6.00%
Tier I Capital (to Average Assets)	17,125	13.99%	4,896	4.00%	6,119	5.00%

NOTE L - OFF-BALANCE SHEET RISK

The Bancorp is a party to financial instruments with off-balance sheet credit risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Bancorp has in particular classes of financial instruments. The Bancorp uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE L - OFF-BALANCE SHEET RISK (Continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bancorp evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bancorp, upon extension of credit is based on management’s credit evaluation of the borrower. Collateral obtained varies but may include real estate, stocks, bonds, and certificates of deposit.

A summary of the contract amount of the Bancorp’s exposure to off-balance sheet credit risk as of December 31, 2003 is as follows:

Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$5,868
Undisbursed lines of credit	36,057
Letters of credit	2,054

NOTE M - DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial instruments include cash and due from banks, interest-bearing deposits with banks, investments, loans, deposit accounts and borrowings. Fair value estimates are made at a specific moment in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bancorp’s entire holdings of a particular financial instrument. Because no active market readily exists for a portion of the Bancorp’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Due from Banks, Interest-Earning Deposits With Banks and Federal Funds Sold

The carrying amounts for cash and due from banks, interest-earning deposits with banks and federal funds sold approximate fair value because of the short maturities of those instruments.

Investment Securities Available for Sale

Fair value for investment securities available for sale equals quoted market price if such information is available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE M - DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

Loans

For certain homogenous categories of loans, such as residential mortgages, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Stock in Federal Home Loan Bank of Atlanta and The Bankers Bank

The fair value for FHLB stock approximates carrying value, based on the redemption provisions of the Federal Home Loan Bank. The fair value of stock in the Bankers Bank is assumed to approximate carrying value.

Investment in Life Insurance

The carrying value of life insurance approximates fair value because this investment is carried at cash surrender value, as determined by the insurer.

Deposits

The fair value of demand deposits is the amount payable on demand at the reporting date. The fair value of time deposits and borrowings is estimated using the rates currently offered for instruments of similar remaining maturities.

Borrowings

The fair values of borrowings, which include securities sold under agreements to repurchase, are based on discounting expected cash flows at the interest rate for debt with the same or similar remaining maturities and collateral requirements.

Financial Instruments with Off-Balance Sheet Risk

With regard to financial instruments with off-balance sheet risk discussed in Note L, it is not practicable to estimate the fair value of future financing commitments.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE M - DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The following table presents the carrying values and estimated fair values of the Bancorp’s financial instruments at December 31, 2003 and 2002.

	2003		2002
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In thousands)
Financial assets:
Cash and due from banks	$4,074	$4,074	$4,383	$4,383
Interest-earning deposits in other banks	1,821	1,821	1,144	1,144
Federal funds sold	16,102	16,102	4,955	4,955
Investment securities available for sale	12,637	12,637	13,584	13,584
Loans, net	149,575	152,336	98,462	99,616
Stock in the Federal Home Loan Bank	450	450	185,000	185,000
Stock in The Banker’s Bank	49	49	49	49
Investment in life insurance	2,118	2,118	—	—
Financial liabilities:
Deposits	$151,971	$152,248	$105,482	$106,522
Securities sold under agreement to repurchase	2,714	2,714	2,131	2,131
FHLB advances	9,000	9,000	—	—

NOTE N - EMPLOYEE AND DIRECTOR BENEFIT PLANS

401(k) Plan

The Bancorp has a 401(k) Plan whereby substantially all employees participate in the Plan. The Bancorp makes matching contributions equal to 50 percent of the first 6 percent of an employee’s compensation contributed to the Plan. Matching contributions vest to the employee equally over a four-year period. Expenses attributable to the Plan amounted to $48,919 and $32,112 for the years ended December 31, 2003 and 2002, respectively.

Employment Agreements

The Bancorp has entered into employment agreements with its four executive officers and two of its senior officers to ensure a stable and competent management base. The agreements provide for benefits as spelled out in the contracts and cannot be terminated by the Board of Directors, except for cause, without prejudicing the officers’ right to receive certain vested rights, including compensation. In the event of a change in control of the Bancorp, as outlined in the agreements, the acquirer will be bound to the terms of those contracts.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE N - EMPLOYEE AND DIRECTOR BENEFIT PLANS (Continued)

Officers Deferred Compensation

The Bancorp implemented a non-qualifying deferred compensation plan for the Chief Executive Officer during 2003. Benefits will accrue and vest during the period of employment, and will be paid in monthly benefit payments over the officer’s life after retirement. During 2003, a provision of $38,000 was expensed for future benefits to be provided under this plan. As part of this plan, the Bancorp has purchased life insurance on certain key officers to provide future funding of benefit payments. The plan also provides for payment of a death benefit in the event an insured officer dies prior to attainment of retirement age.

Stock Option Plans

During 2000 the Bancorp adopted, with shareholder approval, an Employee Stock Option Plan (the “Employee Plan”) and a Director Stock Option Plan (the “Director Plan”). Each plan makes available options to purchase 117,499 shares of the Bancorp’s common stock for an aggregate number of common shares reserved for options of 234,998. The options granted under the Director Plan vested immediately at the time of grant, while options granted under the Employee Plan vest over a three-year period with none vesting at the time of the grant. All unexercised options expire ten years after the date of grant. A summary of the Bancorp’s option plans as of and for the years ended December 31, 2003 and 2002 is as follows:

	Shares Available for Future Grants	Outstanding Options		Exercisable Options
		Number Outstanding	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
At December 31, 2001	6,821	228,177	$9.10	153,582	$9.99
Options granted/vesting	—	—	—	36,894	9.11
Options exercised	—	—	—	—	—
Options forfeited	4,896	(4,896)	9.09	(4,896)	9.09

At December 31, 2002	11,717	223,281	9.10	185,580	9.09
Options granted/vesting	(6,204)	6,204	11.82	43,099	9.50

At December 31, 2003	5,513	229,485	$9.17	228,679	$9.17

The weighted average remaining life of options outstanding and options exercisable as of December 31, 2003 is 6.6 years. The range of exercise prices of options outstanding at December 31, 2003 is from $9.09 to $11.82. The fair value of each option granted in 2003 was $2.28, and was determined as of the date of grant using the Black-Scholes option pricing model, assuming a risk-free interest rate of 2%, a dividend yield of 0%, volatility of 12%, and an expected life of six years.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE O - PARENT COMPANY FINANCIAL DATA

Following are the condensed financial statements of New Century Bancorp as of and for the year ended December 31, 2003 (amounts in thousands):

Condensed Balance Sheet December 31, 2003

2003
Assets
Investment in New Century Bank	$27,266

Liabilities and Shareholders’ Equity
Shareholders’ equity:
Common stock	$2,542
Additional paid-in capital	22,481
Retained earnings	2,100
Accumulated other comprehensive income	143

Total liabilities and shareholders’ equity	$27,266

Condensed Statement of Operations Year Ended December 31, 2003

2003
Equity in earnings of subsidiary	$906

Net income	$906

Condensed Statement of Cash Flows Year Ended December 31, 2003

2003
Net income	$906
Adjustments to reconcile net income to net change in cash and cash equivalents
Equity in earnings of New Century Bank	(906)

Net change in cash and cash equivalents	—
Cash and cash equivalents, beginning	—

Cash and cash equivalents, ending	$—

Directors

DIRECTORS - NEW CENTURY BANCORP

Oscar N. Harris Senior Partner – President Oscar N. Harris & Associates, P.A. Vice Chairman of the Board New Century Bancorp Former North Carolina State Senator	Gerald W. Hayes Attorney & President Hayes, Williams, Turner & Daughtry, P.A.	C. L. Tart, Jr. President Tart & Tart, Inc. Chairman of the Board of Directors New Century Bancorp

Carlie C. McLamb President Carlie C’s IGA Carlie C’s Operation	T. C. Godwin, Jr. President T-Mart Food Stores, Inc.	Anthony E. Rand President Rand & Gregory PA North Carolina Senate Majority Leader

J. Gary Ciccone Partner at Nimocks, Ciccone, & Townsend	John W. McCauley President McCauley-McDonald Investments	John Q. Shaw, Jr. President and Chief Executive Officer

DIRECTORS - NEW CENTURY BANK

Shelton Barefoot President Barefoot’s Auto Mart, Inc.	Oscar N. Harris Senior Partner – President Oscar N. Harris & Associates, P.A. Vice Chairman of the Board New Century Bank Former North Carolina State Senator	Paul Perry President Perry Brothers Tire Service, Inc.

Dr. Barbara Bethea President Harnett Internal Medicine Associates	Gerald W. Hayes Attorney & President Hayes, Williams & Turner, P.A.	Lester Phillips Retired President Lester Phillips, Inc.

Bobby Bryant Bobby Bryant CPA, P.A. Certified Public Accountant	Ronald V. Jackson President Clinton Truck and Tractor	John Q. Shaw, Jr. President and CEO New Century Bank

Robert B. Carr President Carr Precast Concrete, Inc.	Tracy L. Johnson President Ace Services, Inc.	C. L. Tart, Jr. President Tart & Tart, Inc. Chairman of the Board of Directors New Century Bank

Dallas L. Dafford President Dafford Funeral Home, Inc.	Donnie R. Lewis President Lewis Farms, Inc.	Lehmon Tart President Lehmon Tart Enterprises, Inc.

Michael E. Denning President Dixie Denning Supply Company	Carlie C. McLamb President Carlie C’s IGA Carlie C’s Operation	Ann H. Thornton Owner Brightleaf Warehouse

Joyce S. Draughon Partner – Secretary DTH Management Group, Ltd.	Michael S. McLamb K&M Maintenance Services, Inc.	Irvin Warren President Warren Oil Company, Inc.

T. C. Godwin, Jr. President T-Mart Food Stores, Inc.	Raymond L. Mulkey, Jr. President Ray Mulkey Insurance, Inc. Ray Mulkey Realty, Inc.	George D. Wise President Wise Mid-State, Inc.

E. Dale Parker President E. D. Parker Corporation

Directors and Executive Officers

PROPOSED DIRECTORS - NEW CENTURY BANK FAYETTEVILLE

Watson G. Caviness President Caviness-Cates Land Development Co.	Wrathel Mitchell President Santita Trucking Company	C. Lee Tart III Vice-President Tart & Tart, Inc.

J. Gary Ciccone Partner Nimocks, Ciccone, & Townsend	T. Dickson Dickens President Valley Motors, Inc.	Lyndo W. Tippett Secretary of State of NC Department of Transportation Partner Tippett, Padrick & Bryan

Dr. Andrea K. Dickerson Physician Fayetteville Woman’s Care	Richard L. Player III President Player, Inc.	Dr. Sidney E. Thompson Physician/Medical Director Ravenhill Dermatology Medical Clinic Ravenhill Medical Spa

D. Ralph Huff III President H&H Constructors	Anthony E. Rand President Rand & Gregory, P.A.	Sharlene Riddle Williams President C&S Commercial Properties

Dr. Joseph M. Jenkins Past President & CEO Prime Medical Services, Inc.	James H. Smith Partner – President Southeastern Insurance Services Highland Development Partners, LLC Springer, Inc.	Kevin Bunn President New Century Bank

John W. McCauley President McDonald Investments		William L. Hedgepeth Chief Executive Officer New Century Bank

EXECUTIVE OFFICERS - NEW CENTURY BANK

John Q. Shaw, Jr. President and Chief Executive Officer	Lisa F. Campbell Senior Vice President and Chief Financial Officer	B. Darrell Fowler Senior Vice President and Branch Administrator

Joan I. Patterson Senior Vice President and Operations Officer		Peter J. Siemion Senior Vice President and Chief Credit Officer

New Century Bancorp, Inc.

General Corporate Information

Office Locations

Main Office 700 West Cumberland Street Dunn, North Carolina 28334-2633	Clinton Office 506 South East Boulevard Clinton, North Carolina 28329

Fayetteville Office 2818 Raeford Road Fayetteville, North Carolina 28304	Goldsboro Office 425 North Spence Avenue Goldsboro, North Carolina 27534

Stock Transfer Agent

Registrar and Transfer Company

10 Commerce Drive

Cranford, NJ 07016-3572

Regulatory and Securities Counsel

Gaeta & Associates, P.A.

8305 Falls of the Neuse Road, Suite 203

Raleigh, North Carolina 27615

Independent Auditors

Dixon Hughes PLLC

P. O. Box 70

Sanford, NC 27331-0070

The table below presents the trading prices for the Bank’s stock for 2003 and 2002 (adjusted for the effect of the 11-for-10 stock splits):

	High	Low
2003
First quarter	$18.18	$15.45
Second quarter	13.64	13.64
Third quarter	16.12	13.64
Fourth quarter	16.23	15.91
2002
First quarter	$10.75	$10.33
Second quarter	12.73	9.92
Third quarter	18.18	11.82
Fourth quarter	15.45	10.91

Market for Common Stock

The Common Stock of the Bancorp is quoted on the Nasdaq Over-the-Counter Bulletin Board under the trading symbol “NCBC.” Trident Securities, a division of McDonald Investments, Inc., Atlanta, Georgia provides bid and ask quotes for the Common Stock. At December 31, 2003, there were 2,541,655 shares of common stock outstanding, which were held by 1,267 shareholders.

Annual Shareholders Meeting

The annual meeting of shareholders of the Bancorp will be held on May 26, 2004 at 10 a.m. at the Dunn Community Center location at 205 Jackson Road, Dunn, North Carolina.

Form 10-KSB

A copy of New Century Bancorp, Inc.’s 2003 Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, is available without charge to shareholders upon written request to Lisa Campbell, Senior Vice President/Chief Financial Officer, New Century Bancorp, Inc., 700 West Cumberland Street, Dunn, NC 28334.

This Annual Report serves as the annual financial disclosure statement furnished pursuant to the Federal Deposit Insurance Corporation’s rules and regulations. This statement has not been reviewed or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.