Form 10KSB, Exhibit 13
period 2004-12-31
NEW CENTURY BANCORP INC
filed 2005-03-29
CIK 1263762

Exhibit 13

NEW CENTURY BANCORP, INC.

2004 Annual Report

New Century Bancorp, Inc.

New Century Bancorp, Inc.

Report of Management

February 17, 2005

To our Shareholders, Customers, and Friends:

In 2004, New Century Bancorp experienced an excellent year of growth, earnings, and expansion of our footprint in eastern North Carolina. We are pleased to report our results from operations.

New Century Bancorp (the “Company”), the holding company for New Century Bank and New Century Bank of Fayetteville, reported net income for the year ended December 31, 2004 of $2.1 million compared to $906,000 for 2003, with most of the income growth coming in the fourth quarter of 2004. Basic and diluted earnings per share for 2004 were $0.75 and $0.71, respectively. For 2003, basic and diluted earnings per share were $0.39 and $0.38, respectively. Both average earning assets and average interest-bearing liabilities were up significantly over last year, which resulted in a 67% increase in net interest income for 2004. Non-interest income also increased significantly in 2004, up 50% over non-interest income for 2003, with much of the growth coming from income from government guaranteed loan programs, and increases in deposit service charges and credit life insurance premiums.

As of December 31, 2004, the Company had total deposits of $270.2 million and total loans of $262.8 million, compared to total deposits of $152.0 million and total loans of $151.9 million as of December 31, 2003, increases of 78% and 73%, respectively.

Total assets for the Company as of December 31, 2004 were $328.3 million, compared to $191.8 million at December 31, 2003, an increase of 71%.

Highlights for 2004 include:

•	We started the year on a strong note, completing the formation of New Century Bank of Fayetteville on January 2, 2004. This office had operated under the New Century Bank name since June 2003. Under the leadership of William L. “Bill” Hedgepeth, who joined the Bank in 2004 as chief executive officer, New Century Bank has grown to $52.9 million in total deposits and $47.2 in total loans as of December 31, 2004. In December, the Bank moved into a new headquarters and banking office at 2818 Raeford Road in Fayetteville, NC.

•	In January 2004, we opened New Century Bank’s office in Goldsboro, NC. While January was the official opening of this office, the Goldsboro team, assembled by Glenn Chitty, senior vice president and Goldsboro city executive for the Bank, had already been hard at work. This resulted in the bank opening with $18.5 million in total deposits and $28.7 million in total loans, truly an exceptional performance. This office continued to show strong results, ending the year with $43.1 in total deposits and $55.9 in total loans. In the spring of 2005, they will move from their temporary location in a modular office to a permanent facility at 431 Spence Avenue in Goldsboro.

•	Due to the New Century Bancorp board’s confidence in our ability to continue to provide a good return to our shareholders, they unanimously approved a third 11-for-10 stock split in the form of a 10% stock dividend. This is one way we can reward our shareholders, particularly those who believed in us from the beginning, for their support of our Company and what we are trying to accomplish in the communities we serve.

New Century Bancorp, Inc.

Report of Management

•	Our Company is growing. Because of that, during the fourth quarter of 2004, we announced that we would move into a new operations center in downtown Dunn at 107 E. Broad St. Our headquarters will remain at its current location, but all of our operations staff will move into the new facility as soon as renovations are complete.

•	A presence on the Internet is important and increasingly is the primary way customers stay in contact with us. It is also a way prospects and others learn more about the Company. In 2004, we redesigned our website (www.newcenturybanknc.com) in order to provide a clear portal to information regarding New Century Bancorp, New Century Bank, and New Century Bank of Fayetteville. If you have not visited our site, please do so. If you have comments regarding how we can make it a more effective means of communication for you, please let us know.

•	As of June 2003, New Century Bank was the number one bank in marketshare in Dunn, NC as reported by the FDIC. We are pleased to report that we maintained that position as of June 2004, with the FDIC reporting our share of market in Dunn, NC as 34.90%, after only four years in operation. Thanks go, once again, to the people in our headquarters market who have used our services and shared their experience with us with their friends. After only one year in the marketplace, New Century Bank of Fayetteville is eighth in marketshare out of ten banks in Fayetteville, as reported by the FDIC. They are experiencing strong growth since the data was reported in June 2004 and we look forward to seeing this reflected in the FDIC’s report in June 2005. And, only six months after opening its doors, New Century Bank’s office in Goldsboro, NC is ranked fifth in deposit marketshare by the FDIC with only one office, behind banks that have been in the market much longer and have between 2 and 4 banking offices in the market.

•	In September of 2004, we issued $12.4 million in junior subordinated debentures to a newly formed trust subsidiary, which in turn issued $12.0 million in trust preferred securities. The proceeds will provide additional capital for the future expansion of New Century Bank.

Two of our staff members received special recognition during 2004—Pat Marshall was voted “Best Loan Officer in Harnett County” by readers of the Dunn Daily Record and Tiffany Thompson was voted “Best Teller in Sampson County” by readers of The Independent, the local paper in Clinton/Sampson County. We were excited about this recognition, and pleased to know that customers appreciate the level of service they receive from our representatives.

If you are not banking with us and would like to take advantage of neighbor helping neighbor service and the “best” staff members anywhere, please give us the opportunity to serve you. You will not be disappointed. Your comments and suggestions on improving our performance are always welcome. Thank you for investing with us, banking with us, and for your overall support of our Company.

Sincerely,

/s/ John Q. Shaw	/s/ C. L. “Bozie” Tart
John Q. Shaw	C. L. “Bozie” Tart
President and CEO	Chairman of the Board

New Century Bancorp, Inc.

Selected Financial and Other Data

	At or for the year ended December 31,
	2004	2003	2002	2001
	(Dollars in thousands, except per share data)
Operating Data:
Total interest income	$15,408	$9,360	$7,125	$5,193
Total interest expense	5,187	3,217	2,760	2,375

Net interest income	10,220	6,143	4,365	2,818
Provision for loan losses	1,684	1,042	872	564

Net interest income after provision for loan losses	8,537	5,101	3,493	2,254
Total non-interest income	1,692	1,134	731	502
Total non-interest expense	6,962	4,833	2,870	2,027

Income before income taxes	3,267	1,402	1,354	729
Provision for income taxes	1,173	496	496	136

Net income	$2,094	$906	$858	$593

Per Common Share Data: (1)
Earnings per share - basic	$.75	$.39	$.46	$.44
Earnings per share - diluted	.71	.38	.45	.43
Market Price
High	25.90	16.53	16.53	9.58
Low	20.00	12.40	9.02	8.18
Close	20.50	14.75	14.05	9.11
Book value	10.74	9.75	8.92	8.25

Selected Year-End Balance Sheet Data:
Loans	$262,750	$151,930	$100,008	$63,563
Allowance for loan losses	3,598	2,355	1,546	984
Other interest-earning assets	51,051	31,059	19,917	16,595
Total assets	328,311	191,813	126,391	84,375
Deposits	270,230	151,971	105,482	68,874
Borrowings	27,057	11,714	2,131	2,009
Shareholders’ equity	29,444	27,266	17,343	12,671

Selected Average Balances:
Total assets	$277,431	$159,360	$109,956	$67,126
Loans	219,257	119,724	81,058	46,289
Total interest-earning assets	261,217	150,227	104,551	63,287
Deposits	231,510	131,852	91,459	54,305
Total interest-bearing liabilities	245,774	118,726	80,338	47,192
Shareholders’ equity	30,483	21,807	15,868	10,853

Selected Performance Ratios:
Return on average assets	.75%	.57%	.78%	.88%
Return on average equity	6.87%	4.15%	5.41%	5.46%
Net interest margin	3.91%	4.03%	4.17%	4.45%
Non-interest expense to average assets	2.51%	3.04%	2.61%	3.03%

Asset Quality Ratios:
Nonperforming loans to period-end loans	.33%	.36%	.27%	.04%
Allowance for loan losses to period-end loans	1.37%	1.55%	1.55%	1.55%
Net loan charge-offs to average loans	.11%	.13%	.38%	.16%

Capital Ratios:
Total risk-based capital	16.76%	18.61%	18.24%	20.56%
Tier 1 risk-based capital	15.51%	17.36%	16.99%	19.30%
Leverage ratio	12.52%	14.64%	13.99%	15.49%
Equity to assets ratio	9.08%	14.21%	13.72%	15.02%

Other Data:
Number of banking offices	4	3	2	1
Number of full time equivalent employees	72	55	33	22

(1)	Adjusted for the effect of the 11-for-10 stock splits in June 2004, September 2003 and May 2002.

New Century Bancorp, Inc.

Management’s Discussion and Analysis

The following discussion and analysis is presented to assist in understanding New Century Bancorp, Inc.’s financial condition and results of operations for the years ended December 31, 2004 and 2003. You should read this discussion and the related financial data in conjunction with the audited financial statements and the related footnotes, which are included elsewhere in this Annual Report. All references in this Annual Report to net income per share, price per share, book value per share and weighted average common and common equivalent shares outstanding have been adjusted to reflect three separate eleven-for-ten stock splits effected in the form of 10% stock dividends, one declared in May 2002, another in September 2003 and the third in June 2004.

DESCRIPTION OF BUSINESS

New Century Bancorp (the “Company”) is a bank holding company whose principal business activity is the ownership of New Century Bank and New Century Bank of Fayetteville (collectively referred to as the “Banks”). New Century Bank opened for business in May 2000 as a North Carolina-chartered banking corporation. Effective September 19, 2003, New Century Bank became a wholly owned subsidiary of the Company. The shareholders of New Century Bank received one share of $1 par value common stock of New Century Bancorp, Inc. for each share of $5 par value common stock of New Century Bank owned in a share exchange that accomplished the holding company reorganization. All outstanding options to purchase common shares of New Century Bank were converted into options to purchase common shares of New Century Bancorp. In June 2003, New Century Bank opened an office in Fayetteville, which operated as a branch of New Century Bank until January 2, 2004, when the Fayetteville office was sold to New Century Bank of Fayetteville, a de novo banking corporation.

The Banks’ lending activities are oriented to the consumer/retail customer as well as to the small-to-medium sized businesses located in Harnett, Cumberland, Johnston, Sampson, and Wayne counties. The Banks offer the standard complement of commercial, consumer, and mortgage lending products, as well as the ability to structure products to fit specialized needs. The deposit services offered by the Banks include small business and personal checking, savings accounts and certificates of deposit. The Banks concentrate on customer relationships in building their customer deposit base and compete aggressively in the area of transaction accounts.

FINANCIAL CONDITION

December 31, 2004 and 2003

Total assets at December 31, 2004 were $328.3 million, which represents an increase of $136.5 million or 71% from December 31, 2003. Cash, interest-bearing deposits and federal funds sold increased $10.3 million to $32.3 million at December 31, 2004. Investment securities increased to $24.9 million from $12.6 million at December 31, 2003.

Loans receivable increased by $110.8 million to $262.8 million as of December 31, 2004. The growth in loans is due largely to the opening of the Goldsboro office of New Century Bank in January 2004 and loans generated by New Century Bank of Fayetteville. The loan portfolio at December 31, 2004 was comprised of $178.8 million in real estate loans, $66.1 million in commercial and industrial loans, and $18.2 million in loans to individuals. At December 31, 2004, there were 28 loans with an aggregate principal balance of $862,000 that were more than 30 days past due. Three of these loans with a combined balance of $190,000 were in non-accrual status. The allowance for loan losses of $3.6 million represented 1.37% of gross loans outstanding as of December 31, 2004.

The Company’s investment portfolio at December 31, 2004, which consisted of U.S. government agency securities, mortgage-backed securities and bank-qualified municipal securities, aggregated $24.9 million

New Century Bancorp, Inc.

Management’s Discussion and Analysis

with a weighted average yield of 3.46%. The Company also holds an investment of $788,200 in the form of Federal Home Loan Bank Stock with a dividend yield of 3.75%. The investment portfolio increased $12.3 million in 2004, the result of $15.6 million in purchases, $3.2 million of maturities and prepayments and a decrease of $139,000 in the market value of securities held available for sale. There were no sales of investment securities during 2004.

At December 31, 2004, non-earning assets were $18.1 million, an increase of $6.9 million over December 31, 2003. Non-earning assets included $6.9 million in cash and due from banks, $1.4 million in interest receivable, $135,000 in foreclosed real estate, $4.8 million in bank premises and equipment, $2.2 million in bank owned life insurance and $2.7 million in other assets. Other assets include $928,000 in real estate, which is held for sale. During 2004, New Century Bank of Fayetteville constructed a three-story office building and entered an agreement with two of its directors whereby New Century Bank of Fayetteville would sell a portion of the building to these directors. New Century Bank of Fayetteville contracted with another of its directors to construct this building.

Total deposits at December 31, 2004 were $270.2 million, an increase of $118.3 million from $151.9 million at December 31, 2003. Much of the growth in deposits was due to the growth in the Goldsboro and Fayetteville markets. At December 31, 2004, deposits were comprised of 13% demand deposits, 21% savings, NOW and money market accounts, and 66% time deposits. Time deposits of $100,000 or more totaled $44.4 million or 16.4% of total deposits as of December 31, 2004. Brokered deposits totaled $7.6 million or 2.9% of year-end deposits. Securities sold under agreements to repurchase increased to $5.7 million at December 31, 2004 and were collateralized by U.S. government agency securities and municipal securities.

In February 2003, the Bank took a $4.0 million advance with an interest rate of 2.65% on its line of credit with the FHLB to help fund loan growth. In December 2003, the Bank took a $5.0 million advance with an interest rate of 2.00%, for the same purpose. The advances are collateralized by a lien on 1-4 family first mortgage loans. The $5.0 million advance matures in June 2005, while the $4.0 million advance matures in February 2006.

In September 2004, the Company issued $12.4 million of junior subordinated debentures to a newly formed subsidiary, New Century Statutory Trust I, which in turn issued $12.0 million in trust preferred securities. The proceeds will provide additional capital for the current and future expansion of New Century Bank. Under the current applicable regulatory guidelines, $12.0 million of these debentures qualify as Tier I capital.

Shareholders’ equity increased nearly $2.2 million during 2004. The increase was due to net income of $2.1 million and $177,000 from the issuance of common stock from the exercise of stock options, partially offset by a decrease of $93,000, net of tax, in the fair value of the Company’s investment securities available for sale.

RESULTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

Overview. During 2004, New Century Bancorp generated net income of $2.1 million compared with net income of $906,000 for the year ended December 31, 2003. Net income per share in 2004 was $.75 basic and $.71 diluted compared with net income per share of $.39 basic and $.38 diluted in 2003. This increase is primarily due to the growth in interest-earning assets during 2004 and the resulting increase in net interest income, and also to the strong growth in non-interest income. These increases were partially offset by increases in the provision for loan losses and non-interest expense.

New Century Bancorp, Inc.

Management’s Discussion and Analysis

Net Interest Income. Net interest income increased $4.1 million to $10.2 million for the year ended December 31, 2004. The Company’s total interest income benefited from strong growth in interest-earning assets, which was partially offset by lower interest-earning asset yields. Average total interest-earning assets were $261.2 million in 2004 compared with $150.2 million during 2003, while the yield on those assets dropped 34 basis points from 6.23% to 5.89%. The Company’s average interest-bearing liabilities grew by $95.4 million to $214.1 million in 2004, while the cost of those funds dropped from 2.71% to 2.42%, or 29 basis points. For the year ended December 31, 2004, our net interest margin was 3.91% and our net interest spread was 3.48%. For the year ended December 31, 2003, net interest margin was 4.09% and net interest spread was 3.52%. The compression of margin and spread since 2003 is the result of the repricing of interest sensitive assets and the growth in the volume of interest-bearing liabilities during 2004.

Provision for Loan Losses. The Company recorded a provision of approximately $1.7 million for loan losses in 2004, representing an increase of $642,000 over the $1.0 million provision made in 2003. Provisions for loan losses are charged to income to bring the allowance for loan losses to a level deemed appropriate by management. In evaluating the allowance for loan losses, management considers factors that include growth, composition and industry diversification of the portfolio, historical loan loss experience, current delinquency levels, adverse situations that may affect a borrower’s ability to repay, estimated value of any underlying collateral, prevailing economic conditions and other relevant factors. In both 2004 and 2003, the provision for loan losses was made principally in response to growth in loans, as total loans outstanding increased by $110.8 million in 2004 and by $51.9 million in 2003. In addition, net loan charge-offs increased to $441,000 in 2004 as compared to $233,000 in 2003. At December 31, the allowance for loan losses was $3.6 million for 2004 and $2.4 million for 2003, representing 1.37% and 1.55%, respectively, of loans outstanding. This reduction in the percentage of the allowance for loan losses is in response to the maturation and seasoning of the Company’s loan portfolio and lending processes. There were $190,000 and $180,000 of nonaccrual loans at December 31, 2004 and 2003, respectively.

Non-Interest Income. Non-interest income for the year ended December 31, 2004 was $1.7 million, an increase of $558,000 over the year ended December 31, 2003. This increase is primarily due to an increase in deposit service fees and charges of $310,000, an increase of $92,000 in commissions from credit life insurance premiums, and income generated by government guaranteed loan programs, which is a new program started in the fourth quarter of 2004, of $100,000. The growth in service fees and charges is directly related to the growth in transaction accounts during 2004 and to the growth in an overdraft protection product tied to qualifying demand deposit accounts.

Non-Interest Expense. Non-interest expense increased by $2.1 million to $6.9 million for the year ended December 31, 2004, from $4.8 million for the year ended December 31, 2003. Despite this increase, the Company’s ratio of non-interest expense to average total assets decreased from 3.04% in 2003 to 2.51% in 2004. Salaries and employee benefits increased to $4.1 million from $2.9 million in 2003 due to the increase of Company personnel from 55 to 72 full time equivalent employees. Also the expansion into two new markets has resulted in an increase of $191,000 in occupancy and equipment expenses to a total of $540,000 for the year ended December 31, 2004. Other non-interest expense increased to $2.4 million in 2004 compared with $1.6 for the year ended December 31, 2003. The following are included in other non-interest expenses:

•	Postage, printing and office supplies increased from $131,000 in 2003 to $220,000 in 2004, largely due to the opening of the Goldsboro office and New Century Bank of Fayetteville.

•	Advertising and promotion expenses increased from $126,000 in 2003 to $196,000 in 2004, due in part to promotions related to our new office in Goldsboro and deposit related marketing campaigns in all of the Banks’ markets.

New Century Bancorp, Inc.

Management’s Discussion and Analysis

•	Data processing and other outsourced service expenses increased by $146,000 to $629,000 in 2004. Most of this increase is in core processing and items processing expenses.

•	Professional service expenses increased from $250,000 in 2003 to $323,000 in 2004. A large part of this increase is in audit fees and other professional fees.

•	Other operating expenses increased $421,000 to approximately $1.0 million in 2004, largely due to additional expenses related to general corporate expenses, the opening of the Goldsboro office and New Century Bank of Fayetteville.

Provision for Income Taxes. The Company’s effective tax rate was 36% in 2004 and 35% in 2003.

NET INTEREST INCOME

Like most financial institutions, the primary component of earnings for the Company is net interest income. Net interest income is the difference between interest income, principally from loan and investment securities portfolios, and interest expense, principally on customer deposits and borrowings. Changes in net interest income result from changes in volume, spread and margin. For this purpose, volume refers to the average dollar level of interest-earning assets and interest-bearing liabilities, spread refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, and margin refers to net interest income divided by average interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities, as well as levels of noninterest-bearing liabilities. The following table sets forth, for the periods indicated, information with regard to average balances of assets and liabilities, as well as the total dollar amounts of interest income from interest-earning assets and interest expense on interest-bearing liabilities, resultant yields or costs, net interest income, net interest spread, net interest margin and ratio of average interest-earning assets to average interest-bearing liabilities. Nonaccrual loans have been included in determining average loans.

	For the Years Ended December 31,
	2004			2003			2002
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	(Dollars in thousands)
Interest-earning assets:
Loans	$219,257	$14,422	6.58%	$119,724	$8,628	7.21%	$81,058	$6,344	7.83%
Investment securities	17,360	591	3.40%	13,963	564	4.04%	12,495	606	4.85%
Other interest-earning assets	24,600	395	1.61%	16,540	168	1.02%	10,998	175	1.59%

Total interest-earning assets	261,217	15,408	5.89%	150,227	9,360	6.23%	104,551	7,125	6.81%

Other assets	16,216			9,133			5,405

Total assets	$277,432			$159,360			$109,956

Interest-bearing liabilities:
Deposits:
Savings, NOW and money market	$55,888	635	1.14%	$31,064	440	1.42%	$21,955	440	2.00%
Time deposits over $100,000	39,917	1,279	3.21%	28,376	946	3.33%	18,484	792	4.28%
Other time deposits	104,040	2,870	2.76%	53,958	1,713	3.17%	37,909	1,489	3.93%
Borrowings	14,264	403	2.73%	5,328	118	2.21%	1,990	39	1.96%

Total interest-bearing liabilities	214,109	5,187	2.42%	118,726	3,217	2.71%	80,338	2,760	3.44%

Noninterest-bearing deposits	31,665			18,455			13,111
Other liabilities	1,175			371			639
Shareholders’ equity	30,483			21,808			15,868

Total liabilities and shareholders’ equity	$277,432			$159,360			$109,956

Net interest income/interest rate spread		$10,221	3.48%		$6,143	3.52%		$4,365	3.38%

Net interest margin			3.91%			4.09%			4.17%

Ratio of interest-earning assets to interest-bearing liabilities	122.00%			126.53%			130.14%

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

	Year Ended December 31, 2004 vs. 2003			Year Ended December 31, 2003 vs. 2002
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)
Interest income:
Loans	$6,860	$(1,066)	$5,794	$2,892	$(696)	$2,196
Investment securities	126	(99)	27	65	(107)	(42)
Other interest-earning assets	106	121	227	72	(79)	(7)

Total interest income	7,092	(1,044)	6,048	3,029	(882)	2,147

Interest expense:
Deposits
Savings, NOW and money market	317	(122)	195	156	(156)	—
Time deposits over $100,000	377	(44)	333	377	(223)	154
Other time deposits	1,486	(329)	1,157	570	(346)	224
Borrowings	225	60	285	70	9	79

Total interest expense	2,405	(435)	1,970	1,173	(716)	457

Net interest income increase (decrease)	$4,687	$(609)	$4,078	$1,856	$(166)	$1,690

LIQUIDITY

The Company’s liquidity is a measure of its ability to fund loans, withdrawals and maturities of deposits, and other cash outflows in a cost effective manner. The Company’s principal sources of liquidity are deposits, scheduled payments and prepayments of loan principal, maturities of investment securities, access to liquid deposits, and funds provided by operations. While scheduled loan payments and maturing investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.

Liquid assets (consisting of cash and due from banks, interest-earning deposits with other banks, federal funds sold and investment securities classified as available for sale) comprised 18% and 18% of total assets at December 31, 2004 and 2003.

The Company has been a net seller of federal funds, maintaining liquidity sufficient to fund new loan demand. When the need arises, the Company has the ability to sell securities classified as available for sale, sell loan participations to other banks, or to borrow funds as necessary. The Company has established credit lines with other financial institutions to purchase up to $20.6 million in federal funds. Also, as a member of the Federal Home Loan Bank of Atlanta (“FHLB”), the Company may obtain advances of up to 30% of our assets, subject to our available collateral. A floating lien of $20.1 million on qualifying loans is pledged to FHLB to secure borrowings. As another source of short-term borrowings, the Company also utilizes

New Century Bancorp, Inc.

Management’s Discussion and Analysis

securities sold under agreements to repurchase. At December 31, 2004, borrowings consisted of securities sold under agreements to repurchase of $5.7 million and FHLB advances totaling $9.0 million.

Total deposits were $270.2 million and $151.9 million at December 31, 2004 and 2003, respectively. Time deposits, which are the only deposit accounts that have stated maturity dates, are generally considered to be rate sensitive. Time deposits represented 66% and 60% of total deposits at December 31, 2004 and 2003, respectively. Time deposits of $100,000 or more represented 21% and 18%, respectively, of the total deposits at December 31, 2004 and 2003. At December 31, 2004, the Company had $7.6 million in brokered time deposits. Management believes most other time deposits are relationship-oriented. While the competitive rates will need to be paid to retain these deposits at their maturities, there are other subjective factors that will determine their continued retention. Based upon prior experience, management anticipates that a substantial portion of outstanding certificates of deposit will renew upon maturity.

Management believes that current sources of funds provide adequate liquidity for the Company’s current cash flow needs.

CAPITAL

A significant measure of the strength of a financial institution is its capital base. Federal regulations have classified and defined capital into the following components: (1) Tier I capital, which includes common shareholders’ equity and qualifying preferred equity, and (2) Tier II capital, which includes a portion of the allowance for loan losses, certain qualifying long-term debt and preferred stock which does not qualify as Tier I capital. Minimum capital levels are regulated by risk-based capital adequacy guidelines that require a financial institution to maintain capital as a percent of its assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-adjusted assets). A financial institution is required to maintain, at a minimum, Tier I capital as a percentage of risk-adjusted assets of 4.0% and combined Tier I and Tier II capital as a percentage of risk-adjusted assets of 8.0%. In addition to the risk-based guidelines, federal regulations require that we maintain a minimum leverage ratio (Tier I capital as a percentage of tangible assets) of 4.0%. The Company’s equity to assets ratio was 9.08% at December 31, 2004. As the following table indicates, at December 31, 2004, the Company and its two bank subsidiaries exceeded regulatory capital requirements.

	At December 31, 2004
	Actual Ratio	Minimum Requirement	Well-Capitalized Requirement
New Century Bancorp, Inc.
Total risk-based capital ratio	16.76%	8.00%	10.00%
Tier 1 risk-based capital ratio	15.51%	4.00%	6.00%
Leverage ratio	12.52%	4.00%	5.00%

New Century Bank
Total risk-based capital ratio	16.37%	8.00%	10.00%
Tier 1 risk-based capital ratio	15.12%	4.00%	6.00%
Leverage ratio	12.14%	4.00%	5.00%

New Century Bank of Fayetteville
Total risk-based capital ratio	17.49%	8.00%	10.00%
Tier 1 risk-based capital ratio	16.24%	4.00%	6.00%
Leverage ratio	13.36%	4.00%	5.00%

New Century Bancorp, Inc.

Management’s Discussion and Analysis

In September 2004, the Company issued $12.4 million of junior subordinated debentures to a newly formed subsidiary, New Century Statutory Trust I, which in turn issued $12.0 million of trust preferred securities. The proceeds will provide additional capital for the current and future expansion of New Century Bank. Under the current applicable regulatory guidelines, $12.0 million of these debentures qualify as Tier I capital. Management expects that the Company and both Banks will remain “well-capitalized” for regulatory purposes, although there can be no assurance that additional capital will not be required in the near future due to greater-than-expected growth, or otherwise.

ASSET/LIABILITY MANAGEMENT

The Company’s results of operations depend substantially on its net interest income. Like most financial institutions, the Company’s interest income and cost of funds are affected by general economic conditions and by competition in the market place.

The purpose of asset/liability management is to provide stable net interest income growth by protecting the Company’s earnings from undue interest rate risk, which arises from volatile interest rates and changes in the balance sheet mix, and by managing the risk/return relationships between liquidity, interest rate risk, market risk, and capital adequacy. The Company maintains, and has complied with, a Board approved asset/liability management policy that provides guidelines for controlling exposure to interest rate risk by utilizing the following ratios and trend analysis: liquidity, equity, volatile liability dependence, portfolio maturities, maturing assets and maturing liabilities. The Company’s policy is to control the exposure of its earnings to changing interest rates by generally endeavoring to maintain a position within a narrow range around an “earnings neutral position,” which is defined as the mix of assets and liabilities that generate a net interest margin that is least affected by interest rate changes.

When suitable lending opportunities are not sufficient to utilize available funds, the Company has generally invested such funds in securities, primarily securities issued by governmental agencies, mortgage-backed securities and municipal obligations. The securities portfolio contributes to the Company’s profits and plays an important part in overall interest rate management. However, management of the securities portfolio alone cannot balance overall interest rate risk. The securities portfolio must be used in combination with other asset/liability techniques to actively manage the balance sheet. The primary objectives in the overall management of the securities portfolio are safety, liquidity, yield, asset/liability management (interest rate risk), and investing in securities that can be pledged for public deposits.

In reviewing the needs of the Company with regard to proper management of its asset/liability program, the Company’s management estimates its future needs, taking into consideration historical periods of high loan demand and low deposit balances, estimated loan and deposit increases (due to increased demand through marketing), and forecasted interest rate changes.

The analysis of an institution’s interest rate gap (the difference between the repricing of interest-earning assets and interest-bearing liabilities during a given period of time) is a standard tool for the measurement of exposure to interest rate risk. The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2004, which are projected to reprice or mature in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown which reprice or mature within a particular period were determined in accordance with the contractual terms of the assets or liabilities. Loans with adjustable rates are shown as being due at the end of the next upcoming adjustment period. Money market deposit accounts and negotiable order of withdrawal or other transaction accounts are assumed to be subject to immediate repricing and depositor availability and have been placed in the shortest period. In making the gap computations, none of the assumptions sometimes made regarding prepayment rates and deposit decay rates have been used for any interest-earning assets or interest-bearing liabilities. In addition, the table does not reflect scheduled principal payments that will be

New Century Bancorp, Inc.

Management’s Discussion and Analysis

received throughout the lives of the loans. The interest rate sensitivity of the Company’s assets and liabilities illustrated in the following table would vary substantially if different assumptions were used or if actual experience differs from that indicated by such assumptions.

	Terms to Repricing at December 31, 2004
	1 Year or Less	More Than 1 Year to 3 Years	More Than 3 Years to 5 Years	More Than 5 Years	Total
	(Dollars in thousands)
Interest-earning assets:
Loans:
Adjustable rate	$171,225	$—	$—	$—	$171,225
Fixed rate	16,627	28,957	41,099	4,842	91,525
Securities available for sale	3,808	10,316	6,961	3,794	24,879
Interest-earning deposits in other banks	335	—	—	—	335
Federal funds sold	25,000	—	—	—	25,000
Stock in FHLB of Atlanta	—	—	—	788	788
Stock in The Bankers Bank	—	—	—	49	49

Total interest-earning assets	$216,995	$39,273	$48,060	$9,473	$313,801

Interest-bearing liabilities:
Deposits:
Savings, NOW and money market	$56,664	$—	$—	$—	$56,664
Time	52,062	23,459	45,744	—	121,265
Time over $100,000	14,555	9,338	33,660	—	57,553
Borrowings	10,685	4,000	—	—	14,685
Junior subordinated debentures	—	—	—	12,372	12,372

Total interest-bearing liabilities	$133,966	$36,797	$79,404	$12,372	$262,539

Interest sensitivity gap per period	$83,029	$2,476	$(31,344)	$(2,899)	$51,262

Cumulative interest sensitivity gap	$83,029	$85,505	$54,161	$51,262	$51,262

Cumulative gap as a percentage of total interest-earning assets	26.46%	27.25%	17.26%	16.34%	16.34%

Cumulative interest-earning assets as a percentage of interest-bearing liabilities	161.98%	150.07%	121.65%	119.53%	119.53%

Loans maturing or repricing after December 31, 2005 are comprised of $74.9 million of fixed rate loans.

CRITICAL ACCOUNTING POLICY

The Company’s most significant critical accounting policy is the determination of its allowance for loan losses. A critical accounting policy is one that is both very important to the portrayal of the Company’s financial condition and results, and requires management’s most difficult, subjective or complex judgments. What makes these judgments difficult, subjective and/or complex is the need to make estimates about the effects of matters that are inherently uncertain.

New Century Bancorp, Inc.

Management’s Discussion and Analysis

ASSET QUALITY AND THE ALLOWANCE FOR LOAN LOSSES

The Financial Statements are prepared on the accrual basis of accounting, including the recognition of interest income on its loan portfolio, unless a loan is placed on a nonaccrual basis. Loans are placed on a nonaccrual basis when there are serious doubts about the collectibility of principal or interest. Amounts received on non-accrual loans generally are applied first to principal and then to interest only after all principal has been collected. Restructured loans are those for which concessions, including the reduction of interest rates below a rate otherwise available to that borrower or the deferral of interest or principal, have been granted due to the borrower’s weakened financial condition. Interest on restructured loans is accrued at the restructured rates when it is anticipated that no loss of original principal will occur. The Company’s impaired loans at December 31, 2004 were comprised of $190,000 of non-accrual loans.

The allowance for loan losses is maintained at a level considered adequate by management to provide for anticipated loan losses based on management’s assessment of various factors affecting the loan portfolio, including a review of problem loans, business conditions and loss experience and an overall evaluation of the quality of the underlying collateral. The allowance is increased by provisions charged to operations and reduced by loans charged off, net of recoveries. While management believes that it uses the best information available to determine the allowance for loan losses, unforeseen market conditions could result in adjustments to the allowance for loan losses, and net income could be significantly affected, if circumstances differ substantially from the assumptions used in making the final determination. Additional information regarding the Company’s allowance for loan losses and loan loss experience are presented in Note D to the accompanying financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

Information about the Company’s off-balance sheet risk exposure is presented in Note M to the accompanying financial statements. During 2004 the Company formed an unconsolidated subsidiary trust to which the Company has issued $12.4 million of junior subordinated debentures (see Note I to the consolidated financial statements). Otherwise, as part of its ongoing business, the Company has not participated in, nor does it anticipate participating in, transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as special purpose entities (SPEs), which generally are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note B to the financial statements for a full description of recent accounting pronouncements including the respective expected dates of adoption and effects on results of operations and financial condition.

New Century Bancorp, Inc.

Management’s Discussion and Analysis

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

FORWARD-LOOKING INFORMATION

Statements contained in this annual report, which are not historical facts, are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Amounts herein could vary as a result of market and other factors. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, factors discussed in documents filed by the Company with the U.S. Securities and Exchange Commission from time to time. Such forward-looking statements may be identified by the use of such words as “believe,” “expect,” “anticipate,” “should,” “might,” “planned,” “estimated,” and “potential.” Examples of forward-looking statements include, but are not limited to, estimates with respect to the financial condition, expected or anticipated revenue, results of operations and business of the Company that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited to, general economic conditions, changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principals, policies, or guidelines; changes in legislation or regulation; and other economic, competitive, governmental, regulatory, and technological factors affecting the Company’s operations, pricing, products and services.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors

New Century Bancorp, Inc.

Dunn, North Carolina

We have audited the accompanying consolidated balance sheets of New Century Bancorp, Inc. and Subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Bancorp’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of New Century Bancorp, Inc. and Subsidiary at December 31, 2004 and 2003 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Sanford, North Carolina

February 28, 2005

NEW CENTURY BANCORP, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003

	2004	2003
	(In thousands, except share and per share data)
ASSETS
Cash and due from banks	$6,955	$4,074
Interest-earning deposits in other banks	335	1,821
Federal funds sold	25,000	16,102
Investment securities available for sale, at fair value (Note C)	24,879	12,637

Loans (Note D)	262,750	151,930
Allowance for loan losses (Note D)	(3,598)	(2,355)

NET LOANS	259,152	149,575

Accrued interest receivable	1,353	791
Stock in Federal Home Loan Bank of Atlanta, at cost	788	450
Stock in The Bankers Bank	49	49
Foreclosed real estate	135	218
Premises and equipment (Note E)	4,801	3,285
Bank Owned Life Insurance	2,204	2,118
Other assets	2,660	693

TOTAL ASSETS	$328,311	$191,813

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Demand	$34,748	$24,265
Savings	2,825	1,808
Money market and NOW	53,839	34,332
Time (Note F)	178,818	91,566

TOTAL DEPOSITS	270,230	151,971

Securities sold under agreements to repurchase (Note G)	5,685	2,714
Advances from Federal Home Loan Bank (Note H)	9,000	9,000
Junior subordinated debentures (Note I)	12,372	—
Accrued interest payable	261	156
Accrued expenses and other liabilities	1,319	706

TOTAL LIABILITIES	298,867	164,547

Commitments (Note M)

Shareholders Equity (Note L)
Common stock, $1 par value, 10,000,000 shares authorized; 2,811,477 and 2,541,655 shares issued and outstanding at December 31, 2004 and 2003, respectively	2,811	2,542
Additional paid-in capital	22,389	22,481
Retained earnings	4,194	2,100
Accumulated other comprehensive income	50	143

TOTAL SHAREHOLDERS’ EQUITY	29,444	27,266

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$328,311	$191,813

See accompanying notes.

NEW CENTURY BANCORP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2004 and 2003

	2004	2003
	(In thousands, except share and per share data)
INTEREST INCOME
Loans	$14,422	$8,628
Investments	591	564
Federal funds sold and interest-earning deposits	395	168

TOTAL INTEREST INCOME	15,408	9,360

INTEREST EXPENSE
Money market, NOW and savings deposits	635	440
Time deposits	4,149	2,659
Federal Home Loan Bank advances	206	91
Junior subordinated debentures	141	—
Securities sold under agreements to repurchase	56	27

TOTAL INTEREST EXPENSE	5,187	3,217

NET INTEREST INCOME	10,221	6,143

PROVISION FOR LOAN LOSSES (Note D)	1,684	1,042

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	8,537	5,101

NON-INTEREST INCOME
Service fees and charges	856	546
Fees from presold mortgages	408	440
Other	428	148

TOTAL NON-INTEREST INCOME	1,692	1,134

NON-INTEREST EXPENSE
Salaries and employee benefits (Note O)	4,050	2,911
Occupancy and equipment (Note E)	540	349
Other (Note K)	2,372	1,573

TOTAL NON-INTEREST EXPENSE	6,962	4,833

INCOME BEFORE INCOME TAXES	3,267	1,402

INCOME TAXES (Note J)	1,173	496

NET INCOME	$2,094	$906

NET INCOME PER COMMON SHARE
Basic	$.75	$.39

Diluted	$.71	$.38

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	2,798,459	2,303,942

Diluted	2,957,719	2,396,997

See accompanying notes.

NEW CENTURY BANCORP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31, 2004 and 2003

	2004	2003
	(Amounts in thousands)
NET INCOME	$2,094	$906

OTHER COMPREHENSIVE LOSS
Unrealized gain (loss) on investment securities available for sale arising during the year	(139)	(122)
Tax (expense) benefit	46	47

TOTAL OTHER COMPREHENSIVE LOSS	(93)	(75)

COMPREHENSIVE INCOME	$2,001	$831

See accompanying notes.

NEW CENTURY BANCORP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years Ended December 31, 2004 and 2003

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity
	Shares	Amount
	(Amounts in thousands, except share data)
Balance at December 31, 2002	1,607,442	$8,037	$7,894	$1,194	$218	$17,343
Net income	—	—	—	906	—	906
Other comprehensive loss	—	—	—	—	(75)	(75)
Issuance of common stock	703,346	3,517	5,575	—	—	9,092
Formation of holding company	—	(9,243)	9,243	—	—	—
Eleven-for-ten stock split	230,867	231	(231)	—	—	—

Balance at December 31, 2003	2,541,655	2,542	22,481	2,100	143	27,266
Net income	—	—	—	2,094	—	2,094
Other comprehensive loss	—	—	—	—	(93)	(93)
Issuance of common stock	16,143	16	161	—	—	177
Eleven-for-ten stock split	253,679	253	(253)	—	—	—

Balance at December 31, 2004	2,811,477	$2,811	$22,389	$4,194	$50	$29,444

See accompanying notes.

NEW CENTURY BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004 and 2003

	2004	2003
	(Amounts in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,094	$906
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	305	290
Provision for loan losses	1,684	1,042
Decrease (increase) in loans held for sale	3,044	(1,730)
Deferred income taxes	(330)	(160)
Increase in cash surrender value of BOLI	(86)	—
Loss on sale of foreclosed real estate	12	—
Change in assets and liabilities:
Decrease in accrued interest receivable	(562)	(80)
Increase in other assets	(291)	(155)
Increase in accrued expenses and other liabilities	718	(573)

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	6,588	(460)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of investment securities	(15,640)	(4,898)
Maturities and prepayments of investment securities	3,201	5,651
Net increase in gross loans outstanding	(114,440)	(50,425)
Purchase of Bank Owned Life Insurance	—	(2,080)
Purchase of Federal Home Loan Bank stock	(338)	(265)
Purchase of real estate held for sale	(928)
Proceeds from sale of foreclosed real estate	206	(218)
Purchases of premises and equipment	(1,763)	(1,259)
Investment in trust subsidiary	(372)	—

NET CASH USED BY INVESTING ACTIVITIES	(130,074)	(53,494)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in deposits	118,259	46,489
Net change in securities sold under agreements to repurchase	2,971	583
Proceeds from Federal Home Loan Bank advances	—	9,000
Proceeds from issuance of junior subordinated debentures	12,372	—
Net proceeds from issuance of common stock	177	9,092

NET CASH PROVIDED BY FINANCING ACTIVITIES	133,779	65,164

NET INCREASE IN CASH AND CASH EQUIVALENTS	10,293	11,210
CASH AND CASH EQUIVALENTS, BEGINNING	21,997	10,787

CASH AND CASH EQUIVALENTS, ENDING	$32,290	$21,997

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid	$5,069	$3,197
Income tax paid	1,240	1,018
Net unrealized loss on investments available for sale, net of tax	(93)	(75)
Transfer from loans to foreclosed real estate	135	218

See accompanying notes.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE A - ORGANIZATION AND OPERATIONS

New Century Bancorp, Inc. (“Company”) is a bank holding company whose principal business activity consists of ownership of New Century Bank and New Century Bank of Fayetteville (collectively referred to as the “Banks”). All significant intercompany transactions and balances have been eliminated in consolidation. The Company is subject to the rules and regulations of the Federal Reserve Bank and the North Carolina Commissioner of Banks.

New Century Bank was incorporated on May 15, 2000 and began banking operations on May 24, 2000. New Century Bank of Fayetteville began operations on January 2, 2004. The Banks are engaged in general commercial and retail banking in Harnett, Cumberland, Johnston, Sampson, and Wayne counties and operate under the banking laws of North Carolina and the rules and regulations of the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks. The Banks undergo periodic examinations by those regulatory authorities.

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

December 31, 2004 and 2003

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

Allowance for Loan Losses

The provision for loan losses is based upon management’s estimate of the amount needed to maintain the allowance for loan losses at an adequate level. In making the evaluation of the adequacy of the allowance for loan losses, management gives consideration to current economic conditions, statutory examinations of the loan portfolio by regulatory agencies, delinquency information and management’s internal review of the loan portfolio. Loans are considered impaired when it is probable that all amounts due under the contractual terms of the loan will not be collected. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, or upon the fair value of the collateral if readily determinable. If the recorded investment in the loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. In addition, regulatory examiners may require the Company to recognize changes to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

Foreclosed Real Estate

Real estate acquired through, or in lieu of, loan foreclosure is initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, management periodically performs valuations of the property and the real estate is carried at the lower of cost or fair value minus estimated cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other non-interest expense.

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

December 31, 2004 and 2003

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock in Federal Home Loan Bank of Atlanta

As a requirement for membership, the Company invests in stock of the Federal Home Loan Bank of Atlanta (“FHLB”). This investment is carried at cost. Due to the redemption provisions of the FHLB, the Company estimated that fair value equals cost and that this investment was not impaired at December 31, 2004.

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

Comprehensive Income

The Company reports as comprehensive income all changes in shareholders’ equity during the year from sources other than shareholders. Other comprehensive income refers to all components (revenues, expenses, gains, and losses) of comprehensive income that are excluded from net income. The Company’s only component of other comprehensive income is unrealized gains and losses on investment securities available for sale.

Stock Compensation Plans

Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company’s stock option plans have no intrinsic value at the grant date and, under Opinion No. 25, no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures as if the fair value based method of accounting had been applied.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Compensation Plans (Continued)

	2004	2003
	(Amounts in thousands, except per share data)
Net income:
As reported	$2,094	$906
Deduct: Stock-based compensation expense determined under fair value method, net of tax	(224)	(51)

Pro forma	$1,870	$855

Basic net income per share:
As reported	$.75	$.39
Pro forma	.67	.37

Diluted net income per share:
As reported	$.71	$.38
Pro forma	.63	.36

Net Income Per Common Share and Common Shares Outstanding

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock options.

All references in these financial statements to net income per share, weighted average common and common equivalent shares outstanding, outstanding stock options and option exercise prices have been adjusted to reflect the eleven-for-ten stock split effected in the form of a 10% stock dividend in June 2004.

Basic and diluted net income per share have been computed based upon net income as presented in the accompanying statements of operations divided by the weighted average number of common shares outstanding or assumed to be outstanding as summarized below:

	2004	2003
Weighted average number of common shares used in computing basic net income per share	2,798,459	2,303,942
Effect of dilutive stock options	159,260	93,055

Weighted average number of common shares and dilutive potential common shares used in computing diluted net income per share	2,957,719	2,396,997

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

On March 9, 2004, the SEC Staff issued Staff Accounting Bulletin No. 105, Application of Accounting Principles to Loan Commitments (“SAB 105”). SAB 105 clarifies existing accounting practices relating to the valuation of issued loan commitments, including interest rate lock commitments (“IRLC”), subject to SFAS No. 149 and Derivative Implementation Group Issue C13, Scope Exceptions: When a Loan Commitment is included in the Scope of Statement 133. Furthermore, SAB 105 disallows the inclusion of the values of a servicing component and other internally developed intangible assets in the initial and subsequent IRLC valuation. The provisions of SAB 105 were effective for loan commitments entered into after March 31, 2004. The adoption of SAB 105 did not have a material impact on the consolidated financial statements.

In March 2004, the Emerging Issues Task Force (“EITF”) released EITF Issue 03-01, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. The Issue provides guidance for determining whether an investment is other-than-temporarily impaired and requires certain disclosures with respect to these investments. The recognition and measurement guidance for other-than-temporary impairment has been delayed by the issuance of FASB Staff Position EITF 03-1-1 on September 30, 2004. The adoption of Issue 03-1 did not result in any other-than-temporary impairment.

In December 2003, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 03-3, Accounting for Loans or Certain Debt Securities Acquired in a Transfer. The SOP addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences relate to a deterioration of credit quality. The SOP also prohibits companies from “carrying over” or creating a valuation allowance in the initial accounting for loans acquired that meet the scope criteria of the SOP. The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The adoption of this SOP is not expected to have a material impact on the Company’s financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123(R), Accounting for Stock-Based Compensation (SFAS No. 123(R)). SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS No. 123(R), only certain pro forma disclosures of fair value were required. The provisions of this Statement are effective for the Company for the first interim reporting period that begins after December 15, 2005. Accordingly, we will adopt SFAS No. 123(R) commencing with the quarter ending March 31, 2006. If we had included the cost of employee stock option compensation in our consolidated financial statements, our net income for the fiscal years ended December 31, 2004 and 2003 would have decreased by approximately $224,000 and $51,000, respectively. Accordingly, the adoption of SFAS No. 123(R) is expected to have a material effect on our consolidated financial statements.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications

Certain amounts in the 2003 consolidated financial statements have been reclassified to conform to the presentation adopted for 2004. These reclassifications had no effect on net income or shareholders’ equity as previously reported.

NOTE C - INVESTMENT SECURITIES

The amortized cost and fair value of securities available for sale, with gross unrealized gains and losses, follow:

	December 31, 2004
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In thousands)
Securities available for sale:
U.S. government securities and obligations of U.S. government agencies	$12,712	$10	$58	$12,664
Mortgage-backed securities	9,067	77	39	9,105
Municipal bonds	3,005	104		3,109

	$24,784	$191	$97	$24,879

	December 31, 2003
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In thousands)
Securities available for sale:
U.S. government securities and obligations of U.S. government agencies	$5,247	$52	$—	$5,299
Mortgage-backed securities	4,648	130	31	4,747
Municipal bonds	2,508	83	—	2,591

	$12,403	$265	$31	$12,637

Securities with a carrying value of $12.6 million and $6.8 million at December 31, 2004 and 2003, respectively, were pledged to secure public monies on deposit as required by law and customer repurchase agreements.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE C - INVESTMENT SECURITIES (Continued)

The following table shows gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, for the 22 investment securities with unrealized losses at December 31, 2004. Of these investment securities, 4 had continuous unrealized losses for more than twelve months. The unrealized losses relate to debt securities that have incurred fair value reductions due to higher market interest rates since the securities were purchased. The unrealized losses are not likely to reverse unless and until market interest rates decline to the levels that existed when the securities were purchased. Since none of the unrealized losses relate to the marketability of the securities or the issuer’s ability to honor redemption obligations, none of the securities are deemed to be other than temporarily impaired.

	2004
	Less Than 12 Months		12 Months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
	(In thousands)
Securities available for sale:
Agency securities	$8,641	$58	$—	$—	$8,641	$58

Securities available for sale:
Mortgage-backed securities	$3,113	$8	$1,602	$31	$4,715	$39

Total temporarily impaired securities	$11,754	$66	$1,602	$31	$13,356	$97

The following table shows gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position for the four investment securities with unrealized losses at December 31, 2003.

	2003
	Less Than 12 Months		12 Months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
	(In thousands)
Securities available for sale:
Mortgage-backed securities	$1,921	$31	$—	$—	$1,921	$31

Total temporarily impaired securities	$1,921	$31	$—	$—	$1,921	$31

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE C - INVESTMENT SECURITIES (Continued)

The following table sets forth certain information regarding the amortized costs, carrying values, weighted average yields and contractual maturities of the Company’s investment portfolio at December 31, 2004.

	Amortized Cost	Fair Value	Weighted Average/ Yield
	(Dollars in thousands)
Securities available for sale:
U.S. government agency securities
Due within one year	$3,814	$3,808	2.42%
Due after one but within five years	8,898	8,856	2.83%

	12,712	12,664	2.71%

Mortgage-backed securities
Due after one but within five years	1,428	1,460	5.86%
Due after five but within ten years	5,820	5,847	4.06%
Due after ten years	1,819	1,798	3.48%

	9,067	9,105	4.23%

Municipal bonds
Due after five but within ten years	1,063	1,114	4.97%
Due after ten years	1,942	1,995	3.85%

	3,005	3,109	4.25%

Total securities available for sale
Due within one year	3,814	3,808	2.42%
Due after one but within five years	10,326	10,316	3.26%
Due after five but within ten years	6,883	6,961	4.21%
Due after ten years	3,761	3,794	3.67%

	$24,784	$24,879	3.46%

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

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE D - LOANS

Following is a summary of loans at December 31, 2004 and 2003:

	2004		2003
	Amount	Percent of total	Amount	Percent of total
	(Dollars in thousands)
Real estate loans:
One to four family residential	$39,417	14.98%	$24,805	16.31%
Multi-family residential and commercial	83,923	31.90%	38,228	25.14%
Construction	43,150	16.41%	19,403	12.76%
Home equity lines of credit	12,317	4.68%	5,161	3.38%
Real estate loans held for sale	—	—	2,107	1.39%

Total real estate loans	178,807	67.97%	89,704	58.98%

Other loans:
Commercial and industrial	66,071	25.12%	50,260	33.05%
Loans to individuals	18,188	6.91%	11,189	7.35%
Other loans held for sale	—	—	937	0.62%

Total other loans	84,259	32.03%	62,386	41.02%

Total loans	263,066	100.00%	152,090	100.00%

Less:
Deferred loan origination (fees) costs, net	(316)		(160)
Allowance for loan losses	(3,598)		(2,355)

Total loans, net	$259,152		$149,575

Loans are primarily made in Harnett, Sampson, Johnston, Wayne, and Cumberland Counties, North Carolina. Real estate loans can be affected by the condition of the local real estate market. Commercial and installment loans can be affected by the local economic conditions.

Impaired loans at December 31, 2004 and 2003 consisted of nonaccrual loans of approximately $190,000 and $180,000 respectively. The average recorded investment in impaired loans was approximately $496,000 and $219,000 for the years ended December 31, 2004 and 2003, respectively. Nonaccrual loans did not materially affect interest income for the years ended December 31, 2004 and 2003.

At December 31, 2003, the Company had $3,044,000 in loans held for sale to an unaffiliated proposed bank. These loans were originated by New Century Bank under an agreement with the proposed bank and then sold to that bank when it opened in 2004.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE D - LOANS (Continued)

Following is a summary of allocation of the allowance for loan losses to the indicated categories of loans and the percentage that all loans in each category bears to total loans outstanding:

	At December 31,
	2004		2003
	Amount	% of Total Loans	Amount	% of Total Loans

		(Dollars in thousands)
One to four family residential	$99	14.98%	$185	16.31%
Multi-family residential and commercial	1,125	31.90%	573	25.14%
Construction	647	16.41%	340	12.75%
Home equity lines of credit	31	4.68%	39	3.38%
Commercial and industrial	1,156	25.12%	880	33.05%
Loans to individuals	455	6.91%	280	7.36%
Loans held for sale	—	—%	—	2.01%

Total allocated	3,513	100.00%	2,297	100.00%

Unallocated	85		58

Total	$3,598		$2,355

Following is a summary of activity in the allowance for loan losses for the years indicated:

	At December 31,
	2004	2003
	(In thousands)
Allowance for loan losses at beginning of period	$2,355	$1,546
Provision for loan losses	1,684	1,042

	4,039	2,588

Loans charged-off:
Commercial and industrial	(312)	(97)
Home equity lines of credit	(25)	—
One-to-four family residential	(56)	—
Loans to individuals	(85)	(136)

Total charge-offs	(478)	(233)

Recoveries of loans previously charged-off:
Commercial and industrial	20	—
One-to-four family residential	3	—
Loans to individuals	14	—

Total charge-offs	37	—

Net charge offs:	(441)	(233)

Allowance for loan losses at end of year	$3,598	$2,355

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE D - LOANS (Continued)

At December 31, 2004, the Company had loan commitments outstanding of $5.7 million and pre-approved but unused lines of credit totaling $54.4 million. In management’s opinion, these commitments, and undisbursed proceeds on construction loans in process reflected above, represent no more than normal lending risk to the Company and will be funded from normal sources of liquidity.

The Company has had loan transactions with its directors and executive officers. Such loans were made in the ordinary course of business and on substantially the same terms and collateral as those for comparable transactions prevailing at the time and did not involve more than the normal risk of collectibility or present other unfavorable features. A summary of related party loan transactions, in thousands, is as follows:

Balance at January 1, 2004	$9,163
Borrowings	16,757
Loan repayments	(14,574)

Balance at December 31, 2004	$11,346

NOTE E - BANK PREMISES AND EQUIPMENT

Following is a summary of bank premises and equipment at December 31, 2004 and 2003:

	2004	2003
	(In thousands)
Land	$1,448	$1,241
Buildings	2,391	1,440
Furniture and equipment	1,404	960
Leasehold improvements	19	51
Construction in progress	307	115

	5,569	3,807
Less accumulated depreciation	768	522

Total	$4,801	$3,285

Depreciation amounting to $246,464 and $218,642 for the years ended December 31, 2004 and 2003, respectively, is included in occupancy and equipment expense, data processing and other outsourced services expense and other expenses.

Other assets include $928,000 in real estate, which is held for sale. During 2004, New Century Bank of Fayetteville constructed a three-story office building and entered an agreement with two of its directors whereby New Century Bank of Fayetteville will sell a portion of the building to these directors. New Century Bank of Fayetteville contracted with another of its directors to construct this building.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE F - DEPOSITS

At December 31, 2004, the scheduled maturities of time deposits are as follows:

	Less than $100,000	$100,000 or more	Total
	(In thousands)
Year ending December 31:
Three months or less	$24,785	$7,295	$32,080
Over three months through twelve months	27,277	7,260	34,537
Over one year through three years	23,459	9,338	32,797
Over three years	45,744	33,660	79,404

	$121,265	$57,553	$178,818

NOTE G - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. These repurchase agreements amounted to $5.7 million and $2.7 million at December 31, 2004 and 2003, respectively, and are collateralized by U. S. Government agency obligations.

NOTE H - ADVANCES FROM FEDERAL HOME LOAN BANK

At December 31, 2004, the Company had available lines of credit totaling approximately $20.6 million with various financial institutions for borrowing on a short-term basis. These lines are subject to annual renewals with varying interest rates. Also, as a member of the Federal Home Loan Bank of Atlanta, the Company may obtain advances of up to 30% of our assets, subject to our available collateral.

Advances from the Federal Home Loan Bank of Atlanta consisted of the following at December 31, 2004 and 2003:

Maturity	Interest Rate	2004	2003
	(In thousands)
June 29, 2005	2.00%	$5,000	$5,000
February 24, 2006	2.65%	4,000	4,000

		$9,000	$9,000

Pursuant to collateral agreements with the Federal Home Loan Bank, at December 31, 2004 advances are secured by loans with a carrying amount of $20.1 million, which approximates market value.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE I - JUNIOR SUBORDINATED DEBENTURES

On September 20, 2004, $12.0 million of trust preferred securities were placed through a newly formed, wholly owned trust preferred subsidiary, New Century Statutory Trust I (the “Trust”). The Trust has invested the total proceeds from the sale of the trust-preferred securities in junior subordinated deferrable interest debentures issued by the Company. The terms of the junior subordinated debentures match the terms of the trust-preferred securities. The Trust is considered a variable interest entity as defined in FIN 46. As the Company is not the primary beneficiary of the Trust, The Trust is not consolidated. Accordingly, the Company’s $372,000 equity interest in the Trust is accounted for using the equity method, and the junior subordinated debentures are recorded as long-term debt of the Company. The trust preferred securities pay cumulated cash distributions quarterly at an annual rate, reset quarterly, equal to 3 month LIBOR plus 2.15%. The trust preferred securities are redeemable on September 20, 2009 or afterwards in whole or in part, on any March 20, June 20, September 20 or December 20. Redemption is mandatory at September 20, 2034. The Company has fully and unconditionally guaranteed repayment of the trust-preferred securities. The Company’s obligation under the guarantee is unsecured and subordinate to senior and subordinated indebtedness of the Company. The trust preferred securities qualify as Tier I capital for regulatory capital purposes subject to certain limitations.

NOTE J - INCOME TAXES

The significant components of the provision for income taxes for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003
	(In thousands)
Current tax provision:
Federal	$1,235	$624
State	269	113

Total current tax provision	1,504	737

Deferred tax provision:
Federal	(255)	(195)
State	(76)	(46)

Total deferred tax provision	(331)	(241)

Net provision for income taxes	$1,173	$496

The difference between the provision for income taxes and the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes is summarized below:

	2004	2003
	(In thousands)
Expected income tax expense	$1,111	$477
Increase (decrease) resulting from:
State income taxes, net of federal tax effect	127	44
Tax-exempt interest income	(39)	(44)
Income from life insurance	(29)	(13)
Other permanent differences	3	32

Provision for income taxes	$1,173	$496

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE J - INCOME TAXES (Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred taxes at December 31, 2004 and 2003 are as follows:

	2004	2003
	(In thousands)
Deferred tax assets relating to:
Allowance for loan losses	$1,121	$692
Pre-opening costs and expenses	10	46
Deferred Compensation	66	15
Other	8	—

Total deferred tax assets	1,205	753

Deferred tax liabilities relating to:
Property and equipment	(235)	(98)
Unrealized gain on available-for-sale securities	(44)	(90)
Other	—	(15)

Total deferred tax liabilities	(279)	(203)

Net recorded deferred tax asset, included in other assets	$926	$550

NOTE K - OTHER NON-INTEREST EXPENSE

The major components of other non-interest expense for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003
	(In thousands)
Postage, printing and office supplies	$220	$131
Advertising and promotion	196	126
Data processing and other outsourced services	629	483
Professional services	323	250
Other	1,004	583

Total	$2,372	$1,573

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE L - REGULATORY MATTERS

The Company is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios, as set forth in the table below. Management believes, as of December 31, 2004, that the Company meets all capital adequacy requirements to which it is subject. The Company’s only significant asset is its investment in New Century Bank and New Century Bank of Fayetteville. Consequently, the information concerning capital ratios is essentially the same for the Company and the Bank.

As of December 31, 2004 and 2003, the most recent notification from the FDIC categorized both Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum amounts and ratios, as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Banks category.

The Banks may not declare or pay a cash dividend, or repurchase any of its capital stock, if the effect would cause the regulatory net worth of the Banks to fall below the amount required for the liquidation account established in connection with the conversion, or to an amount which is less than the minimum required by the FDIC and the North Carolina Office of the Commissioner of Banks.

The Company’s actual capital amounts and ratios are presented in the table below as of December 31:

	Actual		Minimum for capital adequacy purposes		Minimum to be well capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
December 31, 2004:
Total Capital (to Risk-Weighted Assets)	$45,135	16.76%	$21,549	8.00%	$26,936	10.00%
Tier I Capital (to Risk-Weighted Assets)	41,765	15.51%	10,774	4.00%	16,161	6.00%
Tier I Capital (to Average Assets)	41,765	12.52%	13,339	4.00%	16,674	5.00%
December 31, 2003:
Total Capital (to Risk-Weighted Assets)	$29,081	18.61%	$12,500	8.00%	$15,625	10.00%
Tier I Capital (to Risk-Weighted Assets)	27,123	17.36%	6,250	4.00%	9,375	6.00%
Tier I Capital (to Average Assets)	27,123	14.64%	7,413	4.00%	9,266	5.00%

NOTE M - OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance sheet credit risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE M - OFF-BALANCE SHEET RISK (Continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, upon extension of credit is based on management’s credit evaluation of the borrower. Collateral obtained varies but may include real estate, stocks, bonds, and certificates of deposit.

A summary of the contract amount of the Company’s exposure to off-balance sheet credit risk as of December 31, 2004 is as follows:

Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$5,701
Undisbursed lines of credit	54,367
Letters of credit	4,061

NOTE N - DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial instruments include cash and due from banks, interest-bearing deposits with banks, investments, loans, deposit accounts and borrowings. Fair value estimates are made at a specific moment in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no active market readily exists for a portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

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

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE N - DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

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

Financial Instruments with Off-Balance Sheet Risk

With regard to financial instruments with off-balance sheet risk discussed in Note M, it is not practicable to estimate the fair value of future financing commitments.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE N - DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The following table presents the carrying values and estimated fair values of the Company’s financial instruments at December 31, 2004 and 2003.

	2004		2003
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In thousands)
Financial assets:
Cash and due from banks	$6,955	$6,955	$4,074	$4,074
Interest-earning deposits in other banks	335	335	1,821	1,821
Federal funds sold	25,000	25,000	16,102	16,102
Investment securities available for sale	24,879	24,879	12,637	12,637
Loans, net	259,152	258,878	149,575	152,336
Stock in the Federal Home Loan Bank	788	788	450	450
Stock in The Banker’s Bank	49	49	49	49
Investment in life insurance	2,204	2,204	2,118	2,118

Financial liabilities:
Deposits	$270,230	$270,485	$151,971	$152,248
Securities sold under agreement to repurchase	5,685	5,685	2,714	2,714
FHLB advances	9,000	9,000	9,000	9,000

NOTE O - EMPLOYEE AND DIRECTOR BENEFIT PLANS

401(k) Plan

The Company has a 401(k) Plan whereby substantially all employees participate in the Plan. The Company makes matching contributions equal to 50 percent of the first 6 percent of an employee’s compensation contributed to the Plan. Matching contributions vest to the employee equally over a four-year period. Expenses attributable to the Plan amounted to $62,961 and $48,919 for the years ended December 31, 2004 and 2003, respectively.

Employment Agreements

The Company has entered into employment agreements with its four executive officers and two of its senior officers to ensure a stable and competent management base. The agreements provide for benefits as spelled out in the contracts and cannot be terminated by the Board of Directors, except for cause, without prejudicing the officers’ right to receive certain vested rights, including compensation. In the event of a change in control of the Company, as outlined in the agreements, the acquirer will be bound to the terms of those contracts.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE O - EMPLOYEE AND DIRECTOR BENEFIT PLANS (Continued)

Officers Deferred Compensation

The Company implemented a non-qualifying deferred compensation plan for the Chief Executive Officer during 2003. Benefits will accrue and vest during the period of employment, and will be paid in monthly benefit payments over the officer’s life after retirement. During 2004, a provision of $92,000 was expensed for future benefits to be provided under this plan. As part of this plan, the Company has purchased life insurance on certain key officers to provide future funding of benefit payments. The plan also provides for payment of a death benefit in the event an insured officer dies prior to attainment of retirement age. The total liability under this plan at December 31, 2004 and 2003 was $130,000 and $38,000, respectively.

Stock Option Plans

The Company has shareholder approved stock options plans under which options are granted to directors and employees of the Company and its subsidiary banks. Options granted to directors typically vest immediately at the time of grant, while options granted to employees typically vest over a three-year period with none vesting at the time of the grant. All unexercised options expire ten years after the date of grant. A summary of the Company’s option plans as of and for the years ended December 31, 2004 and 2003 is as follows:

		Outstanding Options		Exercisable Options
	Shares Available for Future Grants	Number Outstanding	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
At December 31, 2002	12,888	245,609	$8.27	204,138	$8.27

Options granted/vesting	(6,824)	6,824	10.75	47,409	8.64

At December 31, 2003	6,064	252,433	8.34	251,547	8.34

Options authorized	262,588	—	—	—	—
Options granted/vesting	(176,924)	176,924	12.73	132,161	8.34
Options exercised	—	(5,849)	8.26	(5,849)	8.26

At December 31, 2004	91,728	423,508	$10.29	377,858	$8.47

The weighted average remaining life of options outstanding and options exercisable as of December 31, 2004 is 7.2 and 6.9 years, respectively. The range of exercise prices of options outstanding at December 31, 2004 is from $8.26 to $12.73. The fair value of each option granted in 2004 was $2.48 and was determined using the Black-Scholes option pricing model, assuming a risk-free interest rate of 3%, a dividend yield of 0%, volatility of 12%, and an expected life of six years. The fair value of each option granted in 2003 was $2.07, and was determined as of the date of grant using the Black-Scholes option pricing model, assuming a risk-free interest rate of 2%, a dividend yield of 0%, volatility of 12%, and an expected life of six years.

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE P - PARENT COMPANY FINANCIAL DATA

Following are the condensed financial statements of New Century Bancorp as of and for the years ended December 31, 2004 and 2003 (amounts in thousands):

Condensed Balance Sheet

December 31, 2004 and 2003

	2004	2003
Assets
Cash Balances with New Century Bank	178	—
Investment in New Century Bank	33,569	27,266
Investment in New Century Bank of Fayetteville	8,084	—
Investment in New Century Statutory Trust	372	—

Total Assets	$42,203	$27,266

Liabilities and Shareholders’ Equity
Junior subordinated debentures	$12,372	$—
Accrued Interest	19	—

Shareholders’ equity:
Common stock	2,811	2,542
Additional paid-in capital	22,761	22,481
Retained earnings	4,190	2,100
Accumulated other comprehensive income	50	143

Total liabilities and shareholders’ equity	$42,203	$27,266

Condensed Statement of Operations

Years Ended December 31, 2004 and 2003

	2004	2003
Equity in earnings of subsidiaries	$2,234	$906
Interest expense	(140)	—

Net income	$2,094	$906

NEW CENTURY BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE P - PARENT COMPANY FINANCIAL DATA (Continued)

Condensed Statement of Cash Flows

Years Ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,094	$906
Equity in Undistributed (earnings) of subsidiaries	(2,094)	(906)

Net cash provided by operating activities	—	—

CASH FLOW FROM INVESTING ACTIVITIES
Payments for investments in and advances to subsidiaries	(20,872)	—

Net cash used by investing activities	(20,872)	—

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from advances from subsidiaries	8,500	—
Proceeds from issuance of junior subordinated debentures	12,372	—
Proceeds from issuance of common stock	178	—

Net Cash provided by financing activities	21,050	—
Net increase in cash and cash equivalents	178	—
Cash and cash equivalents at beginning of year	—	—

Cash and cash equivalents, current year to date	$178	$—

Directors

DIRECTORS - NEW CENTURY BANCORP

C. L. Tart, Jr. Chairman of the Board New Century Bancorp President Tart & Tart, Inc. Dunn, NC	Oscar N. Harris Vice Chairman of the Board New Century Bancorp Senior Partner and President Oscar N. Harris & Associates, P.A. Former North Carolina State Senator Dunn, NC	J. Gary Ciccone Partner at Nimocks, Ciccone, & Townsend Fayetteville, NC

T. C. Godwin, Jr. President T-Mart Food Stores, Inc. Dunn, NC	Gerald W. Hayes Attorney and President Hayes, Williams, Turner & Daughtry, PA Dunn, NC	John W. McCauley President McCauley-McDonald Investments Fayetteville, NC

Carlie C. McLamb President Carlie C’s IGA Carlie C’s Operation Dunn, NC	Anthony E. Rand President Rand & Gregory, P.A. North Carolina Senate Majority Leader Fayetteville, NC	John Q. Shaw, Jr. President and CEO New Century Bancorp and New Century Bank Dunn, NC

Directors

DIRECTORS - NEW CENTURY BANK

C. L. Tart, Jr. Chairman of the Board New Century Bank President Tart & Tart, Inc. Dunn, NC	Oscar N. Harris Vice Chairman of the Board New Century Bank Senior Partner and President Oscar N. Harris & Associates, P.A. Former North Carolina State Senator Dunn, NC	Shelton Barefoot President Barefoot’s Auto Mart, Inc. Dunn, NC

Dr. Barbara Bethea President Harnett Internal Medicine Associates Lillington, NC	Bobby Bryant Bobby Bryant CPA, P.A. Certified Public Accountant Dunn, NC	Robert B. Carr President Carr Precast Concrete, Inc. Dunn, NC

Dallas L. Dafford President Dafford Funeral Home, Inc. Dunn, NC	Michael E. Denning President Dixie Denning Supply Company Benson, NC	Joyce S. Draughon Partner – Secretary DTH Management Group, Ltd. Dunn, NC

T. C. Godwin, Jr. President T-Mart Food Stores, Inc. Dunn, NC	Gerald W. Hayes Attorney and President Hayes, Williams, Turner & Daughtry, PA Dunn, NC	Ronald V. Jackson President Clinton Truck and Tractor Clinton, NC

Tracy L. Johnson President Ace Services, Inc. Dunn, NC	Donnie R. Lewis President Lewis Farms, Inc. Dunn, NC	Carlie C. McLamb President Carlie C’s IGA Carlie C’s Operation Dunn, NC

Michael S. McLamb K&M Maintenance Services, Inc. Dunn, NC	Raymond L. Mulkey, Jr. President Ray Mulkey Insurance, Inc. Ray Mulkey Realty, Inc. Dunn, NC	E. Dale Parker President E. D. Parker Corporation Benson, NC

Paul Perry President Perry Brothers Tire Services, Inc. Dunn, NC	Lester Phillips Retired President Lester Phillips, Inc. Dunn, NC	John Q. Shaw, Jr. President and CEO New Century Bank Dunn, NC

Lehmon Tart President Lehmon Tart Enterprises, Inc. Dunn, NC	Ann H. Thornton Owner Brightleaf Warehouse Clinton, NC	Irvin Warren President Warren Oil Company, Inc. Dunn, NC

George D. Wise President Wise Mid-State, Inc. Dunn, NC

Directors and Executive Officers

DIRECTORS – NEW CENTURY BANK of FAYETTEVILLE

J. Gary Ciccone Chairman of the Board New Century Bank of Fayetteville Partner at Nimocks, Ciccone, & Townsend Fayetteville, NC	Kevin Bunn Executive Vice President and Chief Lending Officer New Century Bank of Fayetteville Fayetteville, NC	Watson G. Caviness President Caviness-Cates Land Development, Inc. Fayetteville, NC

T. Dixon Dickens President Valley Motors, Inc. Fayetteville, NC	Dr. Andrea K. Dickerson Physician Fayetteville Woman’s Care Fayetteville, NC	William L. Hedgepeth President and Chief Executive Officer New Century Bank of Fayetteville Fayetteville, NC

D. Ralph Huff III President H&H Constructors Fayetteville, NC	Dr. Joseph M. Jenkins Past President & CEO Prime Medical Services, Inc. Fayetteville, NC	John W. McCauley President McDonald Investments Fayetteville, NC

Wrathel Mitchell President Santina Trucking Company Fayetteville, NC	Richard L Player, III President Player, Inc. Fayetteville, NC	Anthony E. Rand President Rand & Gregory, P.A. Fayetteville, NC

James H. Smith Partner – President Southeastern Insurance Services Highland Development Partners, LLC Springer, Inc. Fayetteville, NC	C. Lee Tart, III Vice-President Tart & Tart, Inc. Wade, NC	Lyndo W. Tippett Secretary State of NC Department of Transportation Partner Tippett, Padrick & Bryan Fayetteville, NC

Dr. Sidney E. Thompson Physician and Medical Doctor Ravenhill Dermatology Medical Clinic Ravenhill Medical Spa Fayetteville, NC	Sharlene Riddle Williams President C&S Commercial Properties Fayetteville, NC

EXECUTIVE OFFICERS - NEW CENTURY BANK

John Q. Shaw, Jr. President and Chief Executive Officer	Lisa F. Campbell Senior Vice President and Chief Financial Officer	B. Darrell Fowler Senior Vice President and Branch Administrator

Joan I. Patterson Senior Vice President and Operations Officer		Peter J. Siemion Senior Vice President and Chief Credit Officer

Directors and Executive Officers

EXECUTIVE OFFICERS - NEW CENTURY BANK of FAYETTEVILLE

William L. Hedgepeth President and Chief Executive Officer	Kevin Bunn Executive Vice President Chief Lending Officer	Lisa F. Campbell Senior Vice President and Chief Financial Officer

Joan I. Patterson Senior Vice President and Operations Officer	John Q. Shaw Executive Vice President	Peter J. Siemion Senior Vice President and Chief Credit Officer

New Century Bancorp, Inc.

General Corporate Information

Office Locations

Main Office

700 West Cumberland Street

Dunn, North Carolina 28334-2633

Fayetteville Office

2818 Raeford Road

Fayetteville, North Carolina 28304

Clinton Office

506 South East Boulevard

Clinton, North Carolina 28329

Goldsboro Office

425 North Spence Avenue

Goldsboro, North Carolina 27534

Stock Transfer Agent

Registrar and Transfer Company

10 Commerce Drive

Cranford, NJ 07016-3572

Regulatory and Securities Counsel

Gaeta & Eveson, P.A.

8305 Falls of Neuse Road, Suite 203

Raleigh, North Carolina 27615

Independent Auditors

Dixon Hughes PLLC

P. O. Box 70

Sanford, NC 27331-0070

The table below presents the trading prices for the Bank’s stock for 2004 and 2003 (adjusted for the effect of the 11-for-10 stock splits):

	High	Low
2004
First quarter	$19.05	$14.43
Second quarter	30.25	18.10
Third quarter	25.00	21.75
Fourth quarter	25.90	20.00

2003
First quarter	$16.53	$14.05
Second quarter	12.40	12.40
Third quarter	14.65	12.40
Fourth quarter	14.75	14.46

Market for Common Stock

The Common Stock of the Company is quoted on the Nasdaq Over-the-Counter Bulletin Board under the trading symbol “NCBC.” Trident Securities, a division of McDonald Investments, Inc., Atlanta, Georgia provides bid and ask quotes for the Common Stock. At December 31, 2004, there were 2,811,477 shares of common stock outstanding, which were held by 1,423 shareholders.

Annual Shareholders Meeting

The annual meeting of shareholders of the Company will be held on April 20, 2005 at 10 a.m. at New Century Bank at 700 West Cumberland Street, Dunn, North Carolina, 28334.

Form 10-KSB

A copy of New Century Bancorp, Inc.’s 2004 Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, is available without charge to shareholders upon written request to Lisa Campbell, Vice President/Chief Financial Officer, New Century Bancorp, Inc., 700 West Cumberland Street, Dunn, NC 28334.

This Annual Report serves as the annual financial disclosure statement furnished pursuant to the Federal Deposit Insurance Corporation’s rules and regulations. This statement has not been reviewed or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.